Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 17 DATED MARCH 14, 2011

TO THE PROSPECTUS DATED APRIL 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2010, as supplemented by supplement no. 15 dated January 5, 2011 and supplement no. 16 dated February 3, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the declaration of distributions for February through May 2011;

•	the acquisition of a portfolio of four warehouse properties totaling 1,644,480 rentable square feet in Pennsylvania;

•	the acquisition of a 17-story office building containing 388,142 rentable square feet in Houston, Texas;

•	updated risks related to an investment in us;

•	information regarding our indebtedness;

•	the second amendment and restatement of our share redemption program;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2010; and

•	our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2010, 2009 and 2008.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on April 22, 2008. We ceased offering shares of common stock in our primary offering on December 31, 2010 and are continuing to process subscriptions. Subscriptions from non-custodial held accounts must have been postmarked on or before December 31, 2010 and received by the close of business on January 14, 2011. For investments by custodial held accounts, subscription agreements must have been dated on or before December 31, 2010 with all documents and funds received by the close of business on March 1, 2011. Funds from custodial held accounts will be accepted if received in installments that together meet the minimum or subsequent investment amount, as applicable, so long as the total subscription amount was indicated on the subscription agreement dated on or before December 31, 2010.

As of March 9, 2011, we had sold 190,824,532 shares of common stock in the offering for gross offering proceeds of $1.9 billion, including 8,140,021 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $77.3 million. We may continue to sell shares under the dividend reinvestment plan until we have sold all of the shares under the plan.

Declaration of Distributions for February through May 2011

On January 21, 2011, our board of directors declared distributions based on daily record dates for the period from February 1, 2011 through February 28, 2011, which we expect to pay in March 2011, and distributions based on daily record dates for the period from March 1, 2011 through March 31, 2011, which we expect to pay in April 2011. On March 4, 2011, our board of directors declared distributions based on daily record dates for the period from April 1, 2011 through April 30, 2011, which we expect to pay in May 2011, and distributions based on daily record dates for the period from May 1, 2011 through May 31, 2011, which we expect to pay in June 2011. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Acquisition of I-81 Industrial Portfolio

On February 16, 2011, we, through an indirect wholly owned subsidiary, acquired a portfolio of four warehouse properties totaling 1,644,480 rentable square feet (the “I-81 Industrial Portfolio”). The four properties encompass 133.4 acres of land and are located in Pennsylvania. The seller is not affiliated with us or our advisor. The total contractual purchase price of the I-81 Industrial Portfolio was approximately $90.0 million plus closing costs. We funded the purchase of the I-81 Industrial Portfolio with proceeds from our portfolio loan facility and proceeds from this offering.

At acquisition, the I-81 Industrial Portfolio was 100% leased to seven tenants.

Acquisition of Two Westlake Park

On February 25, 2011, we, through an indirect wholly owned subsidiary, acquired a 17-story office building containing 388,142 rentable square feet located on approximately 5.4 acres of land within the Westlake office park in Houston, Texas (“Two Westlake Park”). The seller is not affiliated with us or our advisor. The total contractual purchase price of Two Westlake Park was approximately $80.5 million plus closing costs. We funded the purchase of Two Westlake Park with proceeds from our portfolio loan facility and proceeds from this offering.

At acquisition, Two Westlake Park was 95% leased to 13 tenants.

Risk Factors

Before purchasing our common stock, you should carefully consider the following risks as well as those described in the prospectus and in supplement no. 15.

We may change our targeted investments without stockholder consent.

Based on our investments to date, we expect to allocate approximately 80% to 90% of our portfolio to investments in core properties and approximately 10% to 20% of our portfolio to real estate-related investments such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. Though this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments as described. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders.

The offering price of our shares was not established on an independent basis; the actual value of our stockholders’ investment may be substantially less than what they paid. We may use the most recent price paid to acquire a share in our primary offering or follow-on public offerings as the estimated value of our shares until we have completed our offering stage. Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price was not based upon any independent valuation, the offering price may not be indicative of the proceeds that our stockholders would receive upon liquidation. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

To assist Financial Industry Regulatory Authority (“FINRA”) members and their associated persons that participated in our public offering of common stock, pursuant to FINRA Conduct Rule 5110, we disclose in each annual report distributed to stockholders a per share estimated value of the shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, KBS Capital Advisors estimated the value of our common shares as $10.00 per share as of December 31, 2010. The basis for this valuation is the fact that the most recent public offering price of our shares of common stock in our primary offering was $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it may use the most recent price paid to acquire a share in our primary initial public offering (ignoring purchase price discounts for certain categories of purchasers) or follow-on public offerings as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities and have not done so for up to 18 months. We ceased offering shares in our initial public offering on December 31, 2010 but we may conduct follow-on public equity offerings in the future. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.) Once we establish an estimated value per share we currently expect to update the estimated value per share every 12 to 18 months thereafter. Our charter does not restrict our ability to conduct offerings in the future, and if our board of directors determines that it is in our best interest, we may conduct follow-on offerings.

Although the estimated value set forth above represents the most recent price at which most investors were willing to purchase shares in our primary offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares because (i) there is no public trading market for the shares at this time; (ii) the estimated value does not reflect, and is not derived from, the fair market value of our properties and other assets, nor does it represent the amount of net proceeds that would result from an immediate liquidation of those assets, because the amount of proceeds available for investment from our primary public offering was net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iii) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (iv) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

We acquired the 300 N. LaSalle Building on July 29, 2010. A significant percentage of our assets is invested in the 300 N. LaSalle Building and the value of our stockholders’ investment in us will fluctuate with the performance of this investment.

The 300 N. LaSalle Building represents approximately 26% of our total assets and represents approximately 24% of our total annualized base rent as of December 31, 2010. In addition, the largest tenant at the property, Kirkland and Ellis, leases approximately 53% of the 300 N. LaSalle Building and represents approximately 14% of our total annualized base rent as of December 31, 2010. Further, as a result of this acquisition, the geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the Chicago real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect our operating results and our ability to make distributions to our stockholders.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII become effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be assessed until implementing rules and regulations are promulgated, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on more unfavorable terms than prior to effectiveness of the Dodd-Frank Act. The occurrence of any of the foregoing events may have an adverse effect on our business.

Dividends payable by REITs do not qualify for the reduced tax rates.

Legislation enacted in 2003 and modified in 2005 and 2010 generally reduces the maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates to 15% (through 2012). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Indebtedness

As of December 31, 2010, we had $828.2 million of mortgage debt outstanding. Our mortgage debt consisted of $460.8 million of fixed rate mortgage loans related to the 300-600 Campus Drive Mortgage Loan, the 300 N. LaSalle Building Mortgage Loan and the Torrey Reserve West Mortgage Loan and $367.4 million of variable rate mortgage loans related to the 100 & 200 Campus Drive Mortgage Loan, the Portfolio Revolving Loan Facility, the Willow Oaks Revolving Loan, the Union Bank Plaza Mortgage Loan, the Portfolio Bridge Loan, the Emerald View at Vista Center Mortgage Loan and National City Tower Mortgage Loan. As of December 31, 2010, $57.5 million of our mortgage debt outstanding is scheduled to mature within 12 months of that date. As of December 31, 2010, our borrowings were approximately 36% of both the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.

On January 28, 2011, we, through indirect wholly owned subsidiaries (the “Borrowers”), entered into a five-year portfolio loan dated January 27, 2011 for an amount up to $360.0 million (the “Portfolio Loan”) secured by Hartman II Business Center, Plano Business Park, Horizon Tech Center, Dallas Cowboys Distribution Center, Crescent VIII, National City Tower, Granite Tower, Gateway Corporate Center, I-81 Industrial Portfolio, Two Westlake Park, Torrey Reserve West and, in the future, the Portfolio Loan may be secured by certain additional real estate properties currently owned by us or that may be acquired by us, subject to certain terms of the loan agreement. As of March 11, 2011, $348.3 million had been disbursed to the Borrowers with the remaining loan balance of $11.7 million available for future disbursements, subject to certain conditions set forth in the loan agreement. The initial maturity date of the Portfolio Loan is January 27, 2016, with two one-year extension options.

In connection with the closing of the Portfolio Loan, we consolidated into the Portfolio Loan, a portfolio bridge loan with an outstanding balance of $40.6 million and a mortgage loan secured by National City Tower with an outstanding principal balance of $69.0 million. On March 10, 2011, we used proceeds from the Portfolio Loan to repay in full a $16.8 million mortgage loan secured by Torrey Reserve West. The $348.3 million outstanding under the Portfolio Loan reflects these amounts.

Second Amended and Restated Share Redemption Program

On March 4, 2011, our board of directors approved a second amended and restated share redemption program. The share redemption program has always provided that at the time we established an estimated value per share (not based on the price to acquire a share of common stock in our primary offering or follow-on public offerings) the redemption price for all stockholders would be equal to the estimated value per share, as determined by our external advisor, KBS Capital Advisors, or another firm chosen for that purpose. When we commenced this offering, we expected to establish an estimated value per share no later than three years after we completed our offering stage. We amended and restated our share redemption program to state our current intention to first establish an estimated value per share upon the completion of our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities—whether through this offering or follow-on public offerings—and have not done so for up to 18 months. We have previously disclosed our intention to establish an estimated value per share upon the completion of our offering stage.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2010, 2009 and 2008, the related notes thereto and the accompanying financial statement schedules, all included in this supplement.

This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus, in supplement no. 15 and in this supplement.

Overview

We were formed on July 12, 2007 as a Maryland corporation that elected to be taxed as a REIT beginning with the taxable year ended December 31, 2008 and intend to operate in such a manner. We have invested in a diverse portfolio of real estate and real estate-related investments. We conduct our business primarily through our Operating Partnership, of which we are the sole general partner. Subject to certain restrictions and limitations, our business is managed by KBS Capital Advisors, our external advisor, pursuant to an advisory agreement. KBS Capital Advisors conducts our operations and manages our portfolio of real estate investments. Our advisor owns 20,000 shares of our common stock. We have no paid employees.

The types of properties that we may invest in include office, industrial and retail properties located throughout the United States. Although we may invest in any of these types of properties, we expect to invest primarily in office and industrial properties. All such real estate assets may be acquired directly by us or the Operating Partnership, though we may invest in other entities that make similar investments. We also expect to invest in real estate-related investments, including mortgage, mezzanine, bridge and other loans. As of December 31, 2010, we owned 17 real estate properties (consisting of 14 office properties, one office/flex property and two industrial properties), a leasehold interest in one industrial property and six real estate loans receivable.

On September 27, 2007, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of 280,000,000 shares of common stock for sale to the public, of which 200,000,000 shares were registered in our primary offering and 80,000,000 shares were registered under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on December 31, 2010 and are completing subscription processing procedures, as set forth in our prospectus. From the commencement of the offering on April 22, 2008 through December 31, 2010, we had sold 179,185,669 shares of common stock in our public offering for gross offering proceeds of $1.8 billion, including 6,999,082 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $66.5 million. Also as of December 31, 2010, we had redeemed 2,465,804 of the shares sold in the offering for $23.2 million. We intend to use substantially all of the net proceeds from the offering to invest in a diverse portfolio of real estate and real estate-related investments as described above.

Market Outlook – Real Estate and Real Estate Finance Markets

During the past three years, significant and widespread concerns about credit risk and access to capital have been present in the U.S. and global financial markets. Economies throughout the world have experienced increased unemployment and sagging consumer confidence due to a downturn in economic activity. Despite improved stock market performance and some positive economic indicators, a lack of job creation, low consumer confidence and a growing federal budget deficit temper the positive indicators. Amid signs of recovery in the economic and financial markets, concerns remain regarding job growth, wage stagnation, credit restrictions and increased taxation. Over the past several months, the U.S. commercial real estate industry has experienced a slow-down in the deterioration of fundamental benchmarks. However, the current economic conditions continue to create a highly competitive leasing environment which impacts our investments in real estate properties, as well as the collateral securing a majority of our real estate-related investments. If these challenging economic conditions persist or if recovery is slower than expected, our liquidity and financial condition (as well as the liquidity and financial condition of our tenants and borrowers) may be adversely affected.

Impact on Our Real Estate Investments

These market conditions have and will likely continue to have a significant impact on our real estate investments and create a highly competitive leasing environment. In addition, these market conditions have impacted our tenants’ businesses, which makes it more difficult for them to meet current lease obligations and places pressure on them to negotiate favorable lease terms upon renewal in order for their businesses to remain viable. Projected future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to retain tenants who are up for renewal or to sign new tenants, are expected to result in decreases in cash flow. Historically low interest rates could help offset some of the impact of decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates may not remain at these historically low levels for the life of many of our investments.

Impact on Our Real Estate-Related Investments

Our real estate-related investments are directly secured by commercial real estate. As a result, our real estate-related investments have been impacted to some degree by the same factors impacting our real estate investments.

As of December 31, 2010, we had fixed rate real estate loans receivable with a principal balance of $320.8 million and a carrying value of $248.3 million that mature between 2014 and 2017 and a variable rate real estate loan receivable with a principal balance of $87.5 million and a carrying value (including origination and closing costs) of $88.5 million that matures in 2013.

Impact on Our Financing Activities

In light of the risks associated with projected declines of operating cash flows on our properties and the current underwriting environment for commercial real estate mortgages, we may have difficulty refinancing some of our mortgage notes at maturity or may not be able to refinance our obligations at terms as favorable as the terms of our existing indebtedness. As of December 31, 2010, we had debt obligations in the aggregate principal amount of $828.2 million, all of which mature between 2011 and 2016. We have a total of $460.8 million of fixed rate notes payable and $367.4 million of variable rate notes payable. As of December 31, 2010, $57.5 million of our mortgage debt outstanding is scheduled to mature within 12 months of that date. The interest rates on $316.8 million of our variable rate notes payable are effectively fixed through interest rate swap agreements.

Liquidity and Capital Resources

Our principal demand for funds during the short and long-term is and will be for the acquisition of properties, loans and other real estate-related investments; the payment of operating expenses, capital expenditures and general and administrative expenses; payments under debt obligations; redemptions of common stock; and payments of distributions to stockholders. To date, we have had four primary sources of capital for meeting our cash requirements:

•	Proceeds from this offering;

•	Proceeds from common stock issued under our dividend reinvestment plan;

•	Debt financings; and

•	Cash flow generated by our real estate operations and real estate–related investments.

We ceased offering shares of common stock in our primary offering on December 31, 2010 and continue to offer shares under our dividend reinvestment plan. To date, we have invested a significant amount of the proceeds from this offering and anticipate making several more investments in the future. We intend to use our cash on hand, cash flow generated by our real estate operations and real estate-related investments, proceeds from our dividend reinvestment plan and principal repayments on our real estate loans receivable as our primary sources of immediate and long-term liquidity. During the year ended December 31, 2010, we entered into three secured credit facilities that further enhance our liquidity. As of December 31, 2010, we have an aggregate of $96.6 million available for future disbursements under these three credit facilities, subject to certain conditions set forth in the respective loan agreements.

Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, debt service payments and corporate general and administrative expenses. Cash flow from operations from real estate investments is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2010, our real estate portfolio was 96% occupied and our bad debt reserve was less than 1% of annualized base rent. As of December 31, 2010, we had one tenant with a rent balance outstanding for over 90 days. Our real estate-related investments generate cash flow in the form of interest income, which is reduced by loan servicing fees. Cash flows from operations from our real estate-related investments are primarily dependent on the operating performance of the underlying collateral and the borrower’s ability to make their debt service payments. As of December 31, 2010, the borrowers under our real estate loans receivable were all current.

For the year ended December 31, 2010, our cash needs for acquisitions, capital expenditures and payment of debt obligations were met with the proceeds from this offering, including our dividend reinvestment plan. Operating cash needs during the same period were met through cash flow generated by our real estate and real estate-related investments. We made distributions to our stockholders during the year ended December 31, 2010 using a combination of cumulative cash flows from operations and debt financing. We believe that our cash on hand, uninvested proceeds from our primary public offering, proceeds from our dividend reinvestment plan, cash flow from operations, availability under our credit facility and anticipated financing activities are sufficient to meet our liquidity needs for the foreseeable future.

Cash Flows from Operating Activities

We commenced real estate operations with the acquisition of our first real estate investment on July 30, 2008. As of December 31, 2010, we owned 17 real estate properties (consisting of 14 office properties, one office/flex property and two industrial properties), a leasehold interest in one industrial property and six real estate loans receivable. During the year ended December 31, 2010, net cash provided by operating activities was $59.5 million, compared to $29.9 million during the year ended December 31, 2009. Net cash from operations increased in 2010 primarily as a result of acquisitions of real estate and real estate-related investments in 2010 as well as owning investments acquired in 2009 for an entire year. We expect that our cash flows from operating activities will increase in future periods as a result of owning investments acquired in 2010 for an entire year and anticipated future acquisitions of real estate and real estate-related investments.

Cash Flows from Investing Activities

Net cash used in investing activities was $1.6 billion for the year ended December 31, 2010 and primarily consisted of the following:

•	Acquisitions of 13 real estate investments for an aggregate purchase price of $1.4 billion;

•	Originations of four real estate loans receivable for $287.1 million; and

•	Proceeds to us from the sale of a 50% participation interest in a first mortgage for $87.5 million.

Cash Flows from Financing Activities

Our cash flows from financing activities consist primarily of proceeds from this offering, debt financings and distributions paid to our stockholders. During the year ended December 31, 2010, net cash provided by financing activities was $1.3 billion and primarily consisted of the following:

•	$728.4 million of cash provided by offering proceeds related to this offering, net of payments of commissions, dealer manager fees and other organization and offering expenses of $81.6 million;

•

$677.4 million of net cash provided by debt and other financings as a result of proceeds from notes payable of $717.4 million, partially offset by principal payments on notes payable of $32.9 million and payments of deferred financing costs of $7.1 million;

•	$34.4 million of net cash distributions, after giving effect to dividends reinvested by stockholders of $43.3 million; and

•	$21.3 million of cash used for redemptions of common stock.

Contractual Commitments and Contingencies

In order to execute our investment strategy, we primarily utilize secured debt, and, to the extent available, may in the future utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinance and interest rate risks, are properly balanced with the benefit of using leverage. We may elect to obtain financing subsequent to the acquisition date on future real estate acquisitions and initially acquire investments without debt financing. Once we have fully invested the proceeds of this offering, we expect our debt financing to be between 50% and 65% of the cost of our tangible assets (before deducting depreciation or other noncash reserves). Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. From time to time, our debt financing may be below 50% of the cost of our tangible assets due to the lack of availability of debt financing or repayment of debt. As of December 31, 2010, our borrowings were approximately 36% of both the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.

In addition to using our capital resources for investing purposes and meeting our debt obligations, we use our capital resources to make certain payments to our advisor and the dealer manager. During our offering stage, these payments include payments to the dealer manager for selling commissions and dealer manager fees and payments to the dealer manager and our advisor for reimbursement of certain organization and other offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and organization and other offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of real estate and real estate-related investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement is in effect through May 21, 2011 and has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.

The following is a summary of our contractual obligations as of December 31, 2010 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	2011	2012-2013	2014-2015	Thereafter
Outstanding debt obligations (1)	$828,157	$57,507	$13,000	$737,850	$19,800
Interest payments on outstanding debt obligations (2)	144,020	35,377	68,527	40,113	3
Outstanding funding obligations under real estate loans receivable	18,000	(3)	(3)	(3)	—

(1) Amounts include principal payments only.

(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2010 (consisting of the contractual interest rate and the effect of interest rate floors). We incurred interest expense of $18.0 million, excluding amortization of deferred financing costs totaling $1.2 million, during the year ended December 31, 2010.

(3) As of December 31, 2010, $31.9 million had been disbursed under the Pappas Commerce First Mortgage Origination and another $18.0 million remains available for future funding, subject to certain conditions set forth in the loan agreement. This amount does not have a fixed funding date, but may be funded in any future year, subject to certain conditions set forth in the loan agreement. The Pappas Commerce First Mortgage matures on July 1, 2014.

Results of Operations

Overview

As of December 31, 2009, we owned four office properties, one office/flex property and two real estate loans receivable. As of December 31, 2010, we owned 14 office properties, one office/flex property, two industrial properties, a leasehold interest in one industrial property and six real estate loans receivable. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of owning investments acquired in 2010 for an entire year and anticipated future acquisitions of real estate and real estate-related investments. The results of operations presented for the years ended December 31, 2010 and 2009 are not directly comparable because we were still investing the proceeds of this offering in 2010.

Comparison of the year ended December 31, 2010 versus year ended December 31, 2009

The following table provides summary information about our results of operations for the years ended December 31, 2010 and 2009 (dollar amounts in thousands):

	For the Year Ended				$ Change Due to Acquisitions/ Originations (1)	$ Change Due to Properties Held Throughout Both Periods (2)
	December 31, 2010		Increase (Decrease)	Percentage Change
	2010	2009
Rental income	$110,294	49,548	$60,746	123%	$62,487	$(1,741)

Tenant reimbursements	18,066	8,762	9,304	106%	10,401	(1,097)

Interest income from real estate loans receivable	28,255	16,885	11,370	67%	11,040	330

Other operating income	3,518	192	3,326	1732%	3,502	(176)

Property operating, maintenance, and management costs	28,715	12,265	16,450	134%	16,543	(93)

Real estate taxes, property-related taxes, and insurance	12,977	4,515	8,462	187%	8,491	(29)

Asset management fees to affiliate	10,005	4,482	5,523	123%	5,518	5

Real estate acquisition fees to affiliates	10,692	846	9,846	1164%	9,846	—

Real estate acquisition fees and expenses	7,487	678	6,809	1004%	6,809	—

General and administrative expenses	3,947	2,678	1,269	47%	n/a	n/a

Depreciation and amortization expense	61,686	28,105	33,581	119%	36,134	(2,553)

Interest expense	19,389	10,164	9,225	91%	11,129	(1,904)

Other interest income	273	646	(373)	(58%)	n/a	n/a

Gain on sale of real estate securities	—	119	(119)	(100%)	n/a	n/a

(1) Represents the dollar amount increase for the year ended December 31, 2010 compared to the year ended December 31, 2009 as a result of properties and other real estate-related assets acquired after January 1, 2009.

(2) Represents dollar amount increase (decrease) for the year ended December 31, 2010 compared to the year ended December 31, 2009 with respect to properties and other real estate-related investments owned by us as of January 1, 2009.

Rental income and tenant reimbursements increased from $58.3 million for the year ended December 31, 2009 to $128.4 million for the year ended December 31, 2010, primarily as a result of the growth in our real estate portfolio. The increase was partially offset by a $2.8 million net decrease in rental income and tenant reimbursements from properties held throughout both periods, which is primarily due to lease incentives provided to new tenants at these properties and lease expirations subsequent to December 31, 2009. We expect rental income and tenant reimbursements to increase in future periods as a result of owning the assets acquired during 2010 for an entire year and anticipated future acquisitions of real estate.

Interest income from our real estate loans receivable, recognized using the interest method, increased from $16.9 million for the year ended December 31, 2009 to $28.3 million for the year ended December 31, 2010, primarily as a result of the growth in our real estate loans receivable portfolio. Interest income included $6.4 million and $5.2 million in accretion of purchase price discounts, net of amortization of closing costs, for the years ended December 31, 2010 and 2009, respectively. We expect interest income to increase in future periods as a result of owning the assets acquired during 2010 for an entire year and anticipated future acquisitions of real estate-related investments.

Other operating income increased from $0.2 million for the year ended December 31, 2009 to $3.5 million for the year ended December 31, 2010, primarily as a result of the growth in our real estate portfolio. Other operating income consisted primarily of parking revenues related to properties acquired during the year ended December 31, 2010. We expect other operating income to increase in future periods as a result of owning the assets acquired during 2010 for an entire year and anticipated future acquisitions of real estate.

Property operating, maintenance and management costs increased from $12.3 million for the year ended December 31, 2009 to $28.7 million for the year ended December 31, 2010, primarily as a result of the growth in our real estate portfolio. We expect property operating, maintenance and management costs to increase in future periods as a result of owning the assets acquired during 2010 for an entire year and anticipated future acquisitions of real estate.

Real estate taxes and insurance increased from $4.5 million for the year ended December 31, 2009 to $13.0 million for the year ended December 31, 2010, primarily as a result of the growth in our real estate portfolio. We expect real estate taxes and insurance to increase in future periods as a result of owning the assets acquired during 2010 for an entire year and anticipated future acquisitions of real estate.

Asset management fees with respect to our real estate and real estate-related investments increased from $4.5 million for the year ended December 31, 2009 to $10.0 million for the year ended December 31, 2010, as a result of the growth in our real estate and real estate-related investment portfolio. All asset management fees incurred as of December 31, 2010 have been paid. We expect asset management fees to increase in future periods as a result of owning the assets acquired during 2010 for an entire year and anticipated future acquisitions of real estate and real estate-related investments.

Real estate acquisition fees and expenses increased from $1.5 million for year ended December 31, 2009 to $18.2 million for the year ended December 31, 2010 due to the growth in our real estate portfolio. We expect real estate acquisition fees and expenses to decrease in future periods as we have invested the majority of the proceeds from our public offering.

General and administrative expenses increased from $2.7 million for the year ended December 31, 2009 to $3.9 million for the year ended December 31, 2010. These general and administrative costs consisted primarily of legal fees, audit fees, transfer agent fees and other professional fees. We expect general and administrative costs to vary in future periods.

Depreciation and amortization expenses increased from $28.1 million for the year ended December 31, 2009 to $61.7 million for the year ended December 31, 2010, primarily due to the growth in our real estate portfolio. This increase was partially offset by a $2.6 million decrease in amortization due to lease expirations subsequent to December 31, 2009 from properties held throughout both periods. We expect these amounts to increase in future periods as a result of owning the assets acquired during 2010 for an entire year and anticipated future acquisitions of real estate.

Interest expense increased from $10.2 million for the year ended December 31, 2009 to $19.4 million for the year ended December 31, 2010. Included in interest expense is the amortization of deferred financing costs of $1.0 million for the year ended December 31, 2009 and $1.2 million for the year ended December 31, 2010. The increase in interest expense is primarily a result of our use of debt in acquiring real property investments subsequent to January 1, 2010. This increase was partially offset by a $1.9 million decrease due to the decrease in the average loan balance and interest rate related to debt outstanding for properties held throughout both periods. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the availability and cost of debt financing, draws on our credit facilities and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

Other interest income decreased from $0.6 million for the year ended December 31, 2009 to $0.3 million for the year ended December 31, 2010 and consisted of interest earned on our cash and cash equivalent accounts. The decrease in other interest income is primarily due to a decrease in our average cash balance as a result of an increase in investing activities during the year ended December 31, 2010. Other interest income in future periods will vary based on the interest rates earned on our cash and cash equivalent accounts and the level of cash on hand, which will depend in part on how quickly we invest those funds.

Comparison of the year ended December 31, 2009 versus year ended December 31, 2008

Our results of operations for the years ended December 31, 2009 and 2008 are not indicative of those expected in future periods as we broke escrow in this offering on June 24, 2008 and as of December 31, 2009 had not yet met our capital raise or investment goals. We commenced real estate operations on July 30, 2008 in connection with the acquisition of our first investment. We acquired four real estate properties and one real loan receivable during the year ended December 31, 2008 and acquired one real estate property, one real estate loan receivable and an investment in CMBS during the year ended December 31, 2009. During the year ended December 31, 2009, we subsequently disposed of our interest in the CMBS investment. As of December 31, 2009, we owned four office properties, one office/flex property and two real estate loans receivable. Therefore, our results of operations for year ended December 31, 2009 are not directly comparable to the year ended December 31, 2008.

Rental income and tenant reimbursements increased from $14.1 million for the year ended December 31, 2008 to $58.3 million for the year ended December 31, 2009, primarily as a result of the growth in our real estate portfolio and holding the properties acquired in 2008 for an entire year.

Interest income from our real estate loans receivable, recognized using the interest method, increased from $21,000 for the year ended December 31, 2008 to $16.9 million for the year ended December 31, 2009, primarily as a result of the growth in our real estate loans receivable portfolio and holding the loan acquired on December 31, 2008 for an entire year. Interest income included $5.2 million and $6,000 of accretion of purchase price discounts, net of amortization of closing costs, for the years ended December 31, 2009 and 2008, respectively.

Interest income from real estate securities totaled $0.1 million for the year ended December 31, 2009 and relates to the floating rate CMBS we purchased on August 3, 2009. On November 16, 2009, we disposed of this investment and as a result, we recognized a gain of $0.1 million.

Property operating costs increased from $3.3 million for the year ended December 31, 2008 to $12.3 million for the year ended December 31, 2009. Real estate taxes and insurance increased from $0.9 million for the year ended December 31, 2008 to $4.5 million for the year ended December 31, 2009. The increase in property operating costs, real estate taxes and insurance was due to the growth in our real estate portfolio and holding the properties acquired in 2008 for an entire year.

Asset management fees with respect to our real estate and real estate-related investments increased from $0.9 million for the year ended December 31, 2008 to $4.5 million for the year ended December 31, 2009, as a result of the growth in our real estate and real estate-related investment portfolio and the amount of time we held these investments in 2009 as compared to 2008. All asset management fees incurred as of December 31, 2008 and 2009 have been paid.

Real estate acquisition fees and expenses were $1.5 million for year ended December 31, 2009 and relate to the acquisition of one real estate property. Prior to January 1, 2009, expenses and fees related to the acquisition of real estate were capitalized.

General and administrative expenses increased from $0.8 million for the year ended December 31, 2008 to $2.7 million for the year ended December 31, 2009. These general and administrative costs consisted primarily of insurance premiums and professional fees.

Depreciation and amortization expenses increased from $7.0 million for the year ended December 31, 2008 to $28.1 million for the year ended December 31, 2009, primarily due to the growth in our real estate portfolio and holding the properties acquired in 2008 for an entire year.

Interest expense increased from $4.3 million for the year ended December 31, 2008 to $10.2 million for the year ended December 31, 2009. Included in interest expense is the amortization of deferred financing costs of $0.5 million for the year ended December 31, 2008 and $1.0 million for the year ended December 31, 2009. The increase in interest expense is due to the increase in average principal outstanding during the year ended December 31, 2009 compared to the year ended December 31, 2008.

Other interest income was $0.6 million for the years ended December 31, 2008 and 2009 and consisted of interest earned on our cash and cash equivalent accounts. Average interest rates earned on our cash and cash equivalent accounts decreased from the year ended December 31, 2008 to December 31, 2009. The decrease in interest rates was offset by the increase in our average cash balance during the same periods.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and dealer manager fees) of the primary offering were paid in part by our advisor, the dealer manager or their affiliates on our behalf and they may continue to pay these costs on our behalf with respect to the offering under our dividend reinvestment plan. Other offering costs include all expenses to be incurred by us in connection with our public offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf; however, our advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by us exceed 15% of gross proceeds from this offering. As of December 31, 2010, selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through December 31, 2010, including shares issued through our dividend reinvestment plan, we had sold 179,185,669 shares in the offering for gross offering proceeds of $1.8 billion and recorded organization and other offering costs of $19.4 million and selling commissions and dealer manager fees of $158.3 million.

We ceased offering shares of common stock in our primary offering on December 31, 2010 and are completing subscription processing procedures, as forth in our prospectus. We may sell shares under the dividend reinvestment plan until we have sold all the shares under the plan.

Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and among other REITs. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts’ (“NAREIT”) definition. Our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the years ended December 31, 2010, 2009 and 2008, respectively (in thousands):

	For the Years Ended December 31,
	2010	2009	2008
Net income (loss)	$5,508	$12,419	$(2,582)
Add:
Depreciation of real estate assets	20,924	9,919	2,315
Amortization of lease-related costs	40,762	18,186	4,659
Less:
Gain on sale of real estate securities	—	(119)	—

FFO	$67,194	$40,405	$4,392

Set forth below is additional information related to certain items included in net income (loss) above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing, and financing cash activities.

Significant Items Included in Net Income (Loss):

•

Revenues in excess of actual cash received as a result of straight-line rent of $8.7 million for the year ended December 31, 2010, $2.2 million for the year ended December 31, 2009 and $0.6 million for the year ended December 31, 2008;

•

Revenues in excess of actual cash received as a result of amortization of above-market/below-market in-place leases of $4.3 million for the year ended December 31, 2010, $5.7 million for the year ended December 31, 2009 and $1.7 million for the year ended December 31, 2008;

•

Interest income from the accretion of discounts on real estate loans receivable and real estate securities, net of amortization of closing costs, of $6.4 million for the year ended December 31, 2010 and $5.3 million for the year ended December 31, 2009;

•

Acquisition fees and expenses related to the purchase of real estate of approximately $18.2 million for the year ended December 31, 2010 and approximately $1.5 million for the year ended December 31, 2009. Prior to January 1, 2009, acquisition fees and expenses related to the purchase of real estate were capitalized;

•

Interest expense from the amortization of deferred financing costs related to notes payable of approximately $1.2 million for the year ended December 31, 2010, approximately $1.0 million for the year ended December 31, 2009 and approximately $0.5 million for the year ended December 31, 2008; and

•	Adjustment to valuation of contingent consideration related to the purchase of real estate of approximately $0.3 million for the year ended December 31, 2010.

Operating cash flow and FFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as tenant improvements, building improvements and deferred leasing costs.

Distributions

Until we have fully invested the proceeds of our primary offering, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operations or FFO, in which case distributions may be paid in part from debt financing. Distributions declared, distributions paid and cash flows from operations were as follows during 2010 (in thousands, except per share amounts):

Period	Distributions Declared (1)	Distributions Declared Per Share (1) (2)			Total	Cash Flows From Operations
			Distributions Paid (3)
			Cash	Reinvested
First Quarter 2010	$15,803	$0.160	$6,790	$8,369	$15,159	$8,215
Second Quarter 2010	18,438	0.162	7,836	9,842	17,678	14,495
Third Quarter 2010	21,972	0.164	9,185	11,640	20,825	12,655
Fourth Quarter 2010	25,630	0.164	10,560	13,455	24,015	24,158

	$81,843	$0.650	$34,371	$43,306	$77,677	$59,523

(1) Distributions for the period from January 1, 2010 through December 31, 2010 are based on daily record dates and calculated at a rate of $0.00178082 per share per day.

(2) Assumes share was issued and outstanding each day during the periods presented.

(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following month end.

For the year ended December 31, 2010, we paid aggregate distributions of $77.7 million, including $34.4 million of distributions paid in cash and $43.3 million of distributions reinvested through our dividend reinvestment plan. FFO for the year ended December 31, 2010 was $67.2 million and cash flow from operations was $59.5 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $59.5 million of current period operating cash flows and $18.2 million of debt financing. See the reconciliation of FFO to net income (loss) above.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under investments we make in mortgage, mezzanine and other loans). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in the prospectus, in supplement no. 15 and in this supplement. Those factors include: the future operating performance of our investments in the existing real estate and financial environment; our ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; the ability of our borrowers and their sponsors to continue to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on our variable rate debt obligations; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Real Estate

We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or by us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

During the years ended December 31, 2010, 2009 and 2008, we recognized deferred rent from tenants of $8.7 million, $2.2 million and $0.6 million, respectively. As of December 31, 2010 and 2009, the cumulative deferred rent receivable balance was $15.5 million and $2.8 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The cumulative deferred rent balance included $3.9 million of unamortized lease incentives as of December 31, 2010. We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectibility of our tenant receivables related to base rents, including deferred rent receivable, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments. During the year ended December 31, 2010, we recorded bad debt expense related to our tenant receivables of $22,000. During the year ended December 31, 2009, we reduced our bad debt reserve and recorded a net recovery of bad debt related to our tenant receivables of $5,000. We did not record any bad debt expense related to our deferred rent receivables during the year ended December 31, 2009.

Real Estate Loans Receivable

Interest income on our real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. We will place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, we will reverse the accrual for unpaid interest and generally will not recognize subsequent interest income until the cash is received, or the loan returns to accrual status. We will resume the accrual of interest if we determine the collection of interest according to the contractual terms of the loan is probable.

Real Estate Securities

We recognize interest income on real estate securities that are beneficial interests in securitized financial assets and are rated “AA” and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method. During the year ended December 31, 2009, we acquired and disposed of a AAA-rated CMBS. We recognized $0.1 million of interest income related to this security and recognized a gain on sale of $0.1 million during the year ended December 31, 2009.

We recognize interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below “AA” using the effective yield method, which requires us to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security’s estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.

Cash and Cash Equivalents

We recognize interest income on our cash and cash equivalents as it is earned and record such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. Prior to January 1, 2009, real estate acquired in a business combination, consisting of land, buildings and improvements, was recorded at cost. We allocated the cost of tangible assets, identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) acquired in a business combination based on their estimated fair values. Beginning January 1, 2009, all assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. During the year ended December 31, 2010, we acquired 13 real estate assets, recorded each acquisition as a business combination and expensed $18.2 million of acquisition costs. During the year ended December 31, 2009, we acquired one real estate asset in a business combination and expensed $1.5 million of acquisition costs.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. We did not record any impairment loss on our real estate and related intangible assets and liabilities during the years ended December 31, 2010, 2009 and 2008.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.

Real Estate Loans Receivable

Our real estate loans receivable are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan.

As of December 31, 2010, there was no loan loss reserve and we did not record any impairment losses related to the real estate loans receivable during the year ended December 31, 2010. However, in the future, we may experience losses from our investments in loans receivable requiring us to record loan loss reserves. Realized losses on individual loans could be material and significantly exceed any recorded reserves.

The reserve for loan losses is a valuation allowance that reflects our estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through “Provision for loan losses” in our consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses may include a portfolio-based component and an asset-specific component.

The asset-specific reserve component relates to reserves for losses on loans considered impaired. We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. We also consider a loan to be impaired if we grant the borrower a concession through a modification of the loan terms or if we expect to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of our loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

The portfolio-based reserve component covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that the pool of loans will incur a loss and the amount of the loss can be reasonably estimated. Required reserve balances for this pool of loans are derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, we assign estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower’s investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, our willingness and ability to step in as owner in the event of default, and other pertinent factors.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of our real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from independent third-party sources to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT.

We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither we nor our subsidiaries have been assessed interest or penalties by any major tax jurisdictions. Our evaluations were performed for the tax years ending December 31, 2010, 2009, and 2008. As of December 31, 2010, returns for the calendar years 2007 through 2009 remain subject to examination by major tax jurisdictions.

Experts

The consolidated balance sheets of KBS Real Estate Investment Trust II, Inc. as of December 31, 2010, 2009 and 2008, the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008 and the accompanying financial statement schedule, appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

KBS Real Estate Investment Trust II, Inc.

We have audited the accompanying consolidated balance sheets of KBS Real Estate Investment Trust II, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule in Item 15(a), Schedule III-Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Real Estate Investment Trust II, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California

March 11, 2011

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2010	2009
Assets
Real estate:
Land	$190,507	$60,607
Buildings and improvements	1,511,105	447,953
Tenant origination and absorption costs	252,264	66,867

Total real estate, cost	1,953,876	575,427
Less accumulated depreciation and amortization	(80,473)	(34,059)

Total real estate, net	1,873,403	541,368
Real estate loans receivable, net	336,759	130,801

Total real estate and real estate-related investments, net	2,210,162	672,169
Cash and cash equivalents	82,413	273,821
Restricted cash	937	—
Rents and other receivables, net	20,582	3,893
Above-market leases, net	48,456	2,303
Deferred financing costs, prepaid expenses and other assets	17,104	1,682

Total assets	$2,379,654	$953,868

Liabilities and stockholders’ equity
Notes payable	$828,157	$126,660
Accounts payable and accrued liabilities	20,287	2,664
Due to affiliates	373	206
Distributions payable	9,179	5,013
Below-market leases, net	35,487	19,664
Other liabilities	18,536	3,839

Total liabilities	912,019	158,046

Commitments and contingencies (Note 14)
Redeemable common stock	43,306	21,260
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 176,739,865 and 93,167,161 shares issued and outstanding as of December 31, 2010 and December 31, 2009, respectively	1,767	932
Additional paid-in capital	1,537,403	810,006
Cumulative distributions in excess of net income	(112,711)	(36,376)
Accumulated other comprehensive loss	(2,130)	—

Total stockholders’ equity	1,424,329	774,562

Total liabilities and stockholders’ equity	$2,379,654	$953,868

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2010	2009	2008
Revenues:
Rental income	$110,294	$49,548	$11,898
Tenant reimbursements	18,066	8,762	2,166
Interest income from real estate loans receivable	28,255	16,885	21
Other operating income	3,518	192	2

Total revenues	160,133	75,387	14,087

Expenses:
Operating, maintenance, and management	28,715	12,265	3,335
Real estate taxes and insurance	12,977	4,515	937
Asset management fees to affiliate	10,005	4,482	857
Real estate acquisition fees to affiliates	10,692	846	—
Real estate acquisition fees and expenses	7,487	678	—
General and administrative expenses	3,947	2,678	810
Depreciation and amortization	61,686	28,105	6,974
Interest expense	19,389	10,164	4,345

Total expenses	154,898	63,733	17,258

Other income:
Other interest income	273	646	589
Gain on sale of real estate securities	—	119	—

Total other income	273	765	589

Net income (loss)	$5,508	$12,419	$(2,582)

Net income (loss) per common share, basic and diluted	$0.04	$0.20	$(0.33)

Weighted-average number of common shares outstanding, basic and diluted	125,894,756	63,494,969	7,926,366

Distributions declared per common share	$0.650	$0.650	$0.263

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(dollars in thousands)

					Accumulated
				Cumulative	Other	Total
	Common Stock		Additional	Distributions and	Comprehensive	Stockholders’
	Shares	Amounts	Paid-in Capital	Net Income (Loss)	Loss	Equity
Balance, December 31, 2007	20,000	$1	$199	$—	$—	$200
Issuance of common stock	31,495,364	314	313,903	—	—	314,217
Transfers to redeemable common stock	—	—	(1,921)	—	—	(1,921)
Distributions declared	—	—	—	(4,941)	—	(4,941)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(29,084)	—	—	(29,084)
Other offering costs	—	—	(5,505)	—	—	(5,505)
Net loss	—	—	—	(2,582)	—	(2,582)

Balance, December 31, 2008	31,515,364	$315	$277,592	$(7,523)	$—	$270,384
Issuance of common stock	61,851,680	619	615,081	—	—	615,700
Redemptions of common stock	(199,883)	(2)	(1,919)	—	—	(1,921)
Transfers to redeemable common stock	—	—	(19,339)	—	—	(19,339)
Distributions declared	—	—	—	(41,272)	—	(41,272)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(54,913)	—	—	(54,913)
Other offering costs	—	—	(6,496)	—	—	(6,496)
Net income	—	—	—	12,419	—	12,419

Balance, December 31, 2009	93,167,161	$932	$810,006	$(36,376)	$—	$774,562
Comprehensive income:
Net income	—	—	—	5,508	—	5,508
Unrealized losses on derivative instruments	—	—	—	—	(2,130)	(2,130)

Total comprehensive income						3,378
Issuance of common stock	85,838,625	858	852,417	—	—	853,275
Redemptions of common stock	(2,265,921)	(23)	(21,237)	—	—	(21,260)
Transfers to redeemable common stock	—	—	(22,046)	—	—	(22,046)
Distributions declared	—	—	—	(81,843)	—	(81,843)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(74,346)	—	—	(74,346)
Other offering costs	—	—	(7,391)	—	—	(7,391)

Balance, December 31, 2010	176,739,865	$1,767	$1,537,403	$(112,711)	$(2,130)	$1,424,329

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2010	2009	2008
Cash Flows from Operating Activities:
Net income (loss)	$5,508	$12,419	$(2,582)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	61,686	28,105	6,974
Noncash interest income on real estate-related investments	(6,354)	(5,304)	(6)
Deferred rent	(8,686)	(2,187)	(596)
Bad debt expense (recovery)	22	(5)	19
Amortization of above- and below-market leases, net	(4,290)	(5,683)	(1,666)
Amortization of deferred financing costs	1,165	996	541
Gain on sale of real estate securities	—	(119)	—
Increase in fair value of contingent consideration	(273)	—	—
Changes in operating assets and liabilities:
Restricted cash for operational expenditures	(723)	—	—
Rents and other receivables	(12,111)	549	(1,673)
Prepaid expenses and other assets	(6,636)	(973)	(724)
Accounts payable and accrued liabilities	17,648	(240)	3,124
Other liabilities	12,567	2,379	1,459

Net cash provided by operating activities	59,523	29,937	4,870

Cash Flows from Investing Activities:
Acquisitions of real estate	(1,389,288)	(112,174)	(437,434)
Additions to real estate	(9,153)	(2,172)	(100)
Investment in real estate loans receivable	(287,104)	(67,611)	(58,001)
Proceeds from sale of real estate-related investments	87,500	—	—
Investments in real estate securities	—	(3,958)	—
Sales of real estate securities	—	4,198	—
Increase in restricted cash for capital expenditures	(214)	—	—

Net cash used in investing activities	(1,598,259)	(181,717)	(495,535)

Cash Flows from Financing Activities:
Proceeds from notes payable	717,422	15,540	271,446
Principal payments on notes payable	(32,910)	(160,326)	—
Payments of deferred financing costs	(7,153)	(650)	(1,077)
Contingent consideration related to acquisition of real estate	(3,663)	—	—
Return of contingent consideration related to acquisition of real estate	873	—	—
Proceeds from issuance of common stock	809,969	594,440	312,295
Payments to redeem common stock	(21,260)	(1,921)	—
Payments of commissions on stock sales and related dealer manager fees	(74,348)	(54,911)	(29,084)
Payments of other offering costs	(7,231)	(6,560)	(5,108)
Distributions paid to common stockholders	(34,371)	(16,620)	(1,398)

Net cash provided by financing activities	1,347,328	368,992	547,074

Net (decrease) increase in cash and cash equivalents	(191,408)	217,212	56,409
Cash and cash equivalents, beginning of period	273,821	56,609	200

Cash and cash equivalents, end of period	$82,413	$273,821	$56,609

Supplemental Disclosure of Cash Flow Information:
Interest paid	$15,773	$9,654	$2,881

Supplemental Disclosure of Noncash Transactions:
Mortgage debt assumed on real estate acquisition	$16,985	$—	$—

Increase in distributions payable	$4,166	$3,392	$1,621

Increase in capital expenses payable	$3,960	$—	$470

Increase in lease incentives payable	$4,086	$—	$—

Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$43,306	$21,260	$1,921

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

1.	ORGANIZATION

KBS Real Estate Investment Trust II, Inc. (the “Company”) was formed on July 12, 2007 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2008. The Company conducts its business primarily through KBS Limited Partnership II, a Delaware limited partnership formed on August 23, 2007 (the “Operating Partnership”), and its subsidiaries. The Company is the sole general partner of and directly owns a 0.1% partnership interest in the Operating Partnership. The Company’s wholly-owned subsidiary, KBS REIT Holdings II LLC, a Delaware limited liability company formed on August 23, 2007 (“KBS REIT Holdings II”), owns the remaining 99.9% partnership interest in the Operating Partnership and is its sole limited partner.

The Company owns a diverse portfolio of real estate and real estate-related investments. As of December 31, 2010, the Company owned 17 real estate properties (consisting of 14 office properties, one office/flex property and two industrial properties), a leasehold interest in one industrial property and six real estate loans.

Subject to certain restrictions and limitations, the business of the Company is managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company renewed with the Advisor on May 21, 2010 (the “Advisory Agreement”). The Advisory Agreement may be renewed for an unlimited number of one-year periods upon the mutual consent of the Advisor and the Company. Either party may terminate the Advisory Agreement upon 60 days’ written notice. The Advisor owns 20,000 shares of the Company’s common stock.

Upon commencing its initial public offering (the “Offering”), the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement, as amended and restated on April 30, 2010 (the “Dealer Manager Agreement”). The Company ceased offering shares of common stock in its primary offering on December 31, 2010 and continues to offer shares of common stock under its dividend reinvestment plan.

As of December 31, 2010, the Company had sold 179,185,669 shares of common stock in the Offering for gross offering proceeds of $1.8 billion, including 6,999,082 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $66.5 million. Also as of December 31, 2010, the Company had redeemed 2,465,804 of the shares sold in the Offering for $23.2 million.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, KBS REIT Holdings II, the Operating Partnership, and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Reclassifications

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Revenue Recognition

Real Estate

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

During the years ended December 31, 2010, 2009 and 2008, the Company recognized deferred rent from tenants of $8.7 million, $2.2 million and $0.6 million, respectively. As of December 31, 2010 and 2009, the cumulative deferred rent receivable balance was $15.5 million and $2.8 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The cumulative deferred rent balance included $3.9 million of unamortized lease incentives as of December 31, 2010. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

The Company makes estimates of the collectibility of its tenant receivables related to base rents, including deferred rent, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments. During the year ended December 31, 2010, the Company recorded bad debt expense related to its tenant receivables of $22,000. During the year ended December 31, 2009, the Company reduced its bad debt reserve and recorded a net recovery of bad debt related to its tenant receivables of $5,000. The Company did not record any bad debt expense related to its deferred rent receivables during the year ended December 31, 2009.

Real Estate Loans Receivable

Interest income on the Company’s real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company will place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company will reverse the accrual for unpaid interest and generally will not recognize subsequent interest income until the cash is received, or the loan returns to accrual status. The Company will resume the accrual of interest if it determines the collection of interest according to the contractual terms of the loan is probable.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Real Estate Securities

The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets and are rated “AA” and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method. During the year ended December 31, 2009, the Company acquired and disposed of AAA-rated commercial mortgage-backed securities (“CMBS”). The Company recognized $0.1 million of interest income related to this security and recognized a gain on sale of $0.1 million during the year ended December 31, 2009.

Cash and Cash Equivalents

The Company recognizes interest income on its cash and cash equivalents as it is earned and classifies such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. Prior to January 1, 2009, real estate acquired in a business combination, consisting of land, buildings and improvements, was recorded at cost. The Company allocated the cost of tangible assets, identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) acquired in a business combination based on their estimated fair values. Beginning January 1, 2009, all assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. During the year ended December 31, 2010, the Company acquired 13 real estate assets, recorded each acquisition as a business combination and expensed $18.2 million of acquisition costs. During the year ended December 31, 2009, the Company acquired one real estate asset in a business combination and expensed $1.5 million of acquisition costs.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment loss on its real estate and related intangible assets and liabilities during the years ended December 31, 2010, 2009 and 2008.

Real Estate Loans Receivable

The Company’s real estate loans receivable are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan.

As of December 31, 2010, there was no loan loss reserve and the Company did not record any impairment losses related to the real estate loans receivable during the years ended December 31, 2010, 2009 and 2008. However, in the future, the Company may experience losses from its investments in loans receivable requiring the Company to record loan loss reserves. Realized losses on individual loans could be material and significantly exceed any recorded reserves.

The reserve for loan losses is a valuation allowance that reflects management’s estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through “Provision for loan losses” on the Company’s consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses may include a portfolio-based component and an asset-specific component.

The asset-specific reserve component relates to reserves for losses on loans considered impaired. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. The Company also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

The portfolio-based reserve component covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that the pool of loans will incur a loss and the amount of the loss can be reasonably estimated. Required reserve balances for this pool of loans are derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, the Company’s management assigns estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower’s investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, the Company’s willingness and ability to step in as owner in the event of default, and other pertinent factors.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company’s real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Cash and Cash Equivalents

The Company considers all short-term (with an original maturity of three months or less), highly-liquid investments utilized as part of the Company’s cash-management activities to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

The Company’s cash and cash equivalents balance exceeds federally insurable limits as of December 31, 2010. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts. The Company has a corporate banking relationship with Wells Fargo Bank, N.A. in which it deposits the majority of its funds.

Restricted Cash

Restricted cash is comprised of lender impound reserve accounts on the Company’s borrowings for security deposits, property taxes, insurance, and capital improvements and replacements.

Derivative Instruments

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate notes payable. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheets. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) in the accompanying consolidated statements of equity. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as gain or loss on derivative instruments in the accompanying consolidated statements of operations.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions or recognized obligations on the consolidated balance sheets. The Company also assesses and documents, both at the hedging instrument’s inception and on a quarterly basis thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the respective hedged items. When it is determined that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues hedge accounting prospectively and reclassifies amounts recorded to accumulated other comprehensive income (loss) to earnings.

For further information regarding the Company’s derivative instruments, see Note 8, “Derivative Instruments.”

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. As of December 31, 2010 and 2009, the Company’s deferred financing costs were $6.2 million and $0.2 million, respectively, net of amortization.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Redeemable Common Stock

The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.

There are several limitations on the Company’s ability to redeem shares under the share redemption program:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), the Company may not redeem the shares until the stockholder has held the shares for one year.

•

During each calendar year, the share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the program, the Company will initially redeem shares at prices determined as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.

Notwithstanding the above, the redemption price for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” will initially be the amount paid to acquire the shares from the Company. Furthermore, once the Company establishes an estimated value per share of common stock, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The Company currently expects to establish an estimated value per share no later than the completion of its offering stage. The Company will consider its offering stage complete when it is no longer publicly offering equity securities – whether through the primary offering or follow-on public offerings – and has not done so for up to 18 months. “Public equity offering” for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.

The Company’s board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.

The Company records amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets because the shares are mandatorily redeemable at the option of the holder and therefore their redemption is outside the control of the Company. The maximum amount redeemable under the Company’s share redemption program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. However, because the amounts that can be redeemed in future periods are determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company presents the net proceeds from the current year dividend reinvestment plan as redeemable common stock in the accompanying consolidated balance sheets.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

The Company classifies financial instruments that represent a mandatory obligation of the Company to redeem shares as liabilities. The Company’s redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to redeem shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

The Company limits the dollar value of shares that may be redeemed under the program as described above. For the year ended December 31, 2010, the Company had received investor redemption requests of $21.8 million. As of the December 31, 2010 redemption date, the Company had redeemed $21.3 million of common stock, which represents the dollar value of the number of shares that the Company could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan in 2009. Effective January 2011, this limitation was re-set, and based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2010, the Company has $43.3 million available for redemption in 2011. The Company redeemed the remaining outstanding and unfulfilled redemptions as of December 31, 2010 of $0.5 million on the January 31, 2011 redemption date.

Related Party Transactions

Pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company is also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse the Advisor for acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement.

The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company had not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees during the year ended December 31, 2010 or during any previous periods.

Selling Commissions and Dealer Manager Fees

Through April 29, 2010, the Company paid the Dealer Manager up to 6.0% and 3.5% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. Effective April 30, 2010, the Company pays the Dealer Manager up to 6.5% and 3.0% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The Dealer Manager reallows 100% of sales commissions earned to participating broker-dealers. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager may increase the reallowance.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and dealer manager fees) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. Other offering costs include all expenses incurred by the Company in connection with the Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. As a result, the Company is only liable for these costs up to an amount that, when combined with selling commissions and dealer manager fees, does not exceed 15% of the gross proceeds of the Offering. As of December 31, 2010, the Company’s selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through December 31, 2010, including shares issued through the Company’s dividend reinvestment plan, the Company had issued 179,185,669 shares in the Offering for gross offering proceeds of $1.8 billion and recorded other offering costs of $19.4 million and selling commissions and dealer manager fees of $158.3 million. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

Acquisition and Origination Fees

The Company pays the Advisor an acquisition fee equal to 0.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments. With respect to investments in and originations of loans, the Company pays an origination fee equal to 1% of the amount funded by the Company to acquire or originate mortgage, mezzanine, bridge or other loans, including any expenses related to such investments and any debt the Company uses to fund the acquisition or origination of these loans. The Company does not pay an acquisition fee with respect to investments in loans.

Asset Management Fee

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition fees and expenses related thereto. In the case of investments made through joint ventures, the asset management fee will be determined based on the Company’s proportionate share of the underlying investment.

With respect to investments in loans and any investments other than real estate, the Company pays the Advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination fees and expenses related thereto) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

With respect to an investment that has suffered an impairment in value, reduction in cash flow or other negative circumstances, such investment may either be excluded from the calculation of the asset management fee described above or included in such calculation at a reduced value that is recommended by the Advisor and the Company’s management and then approved by a majority of the Company’s independent directors, and this change in the fee will be applicable to an investment upon the earlier to occur of the date on which (i) such investment is sold, (ii) such investment is surrendered to a person other than the Company, its direct or indirect wholly owned subsidiary or a joint venture or partnership in which the Company has an interest, (iii) the Advisor determines that it will no longer pursue collection or other remedies related to such investment, or (iv) the Advisor recommends a revised fee arrangement with respect to such investment. As of December 31, 2010, the Company has not determined to calculate the asset management fee at an adjusted value for any investments or to exclude any investments from the calculation of the asset management fee.

Operating Expenses

The Advisor has the right to seek reimbursement from the Company for all costs and expenses it incurs in connection with the provision of services to the Company, including the Company’s allocable share of the Advisor’s overhead, such as rent, employee costs, utilities and information technology costs. Commencing July 1, 2010, the Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. In the future, the Advisor may seek reimbursement for additional employee costs. The Company will not reimburse the Advisor for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits the Advisor or its affiliates may pay to the Company’s executive officers.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes as dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ending December 31, 2010, 2009 and 2008. As of December 31, 2010, returns for the calendar years 2007 through 2009 remain subject to examination by major tax jurisdictions.

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2010, 2009 and 2008.

Distributions declared per common share assumes each share was issued and outstanding each day during the year ended December 31, 2010 and 2009, respectively, and each day during the period from July 16, 2008 through December 31, 2008. For the years ended December 31, 2010 and 2009, distributions were based on daily record dates and calculated at a rate of $0.00178082 per share per day. Each day during the period from January 1, 2009 through December 31, 2010 was a record date for distributions.

Distributions for the period from July 16, 2008 through August 15, 2008 were based on daily record dates and calculated at a rate of $0.00054795 per share per day. Distributions for the period from August 16, 2008 through December 31, 2008 were based on daily record dates and calculated at a rate of $0.00178082 per share per day. No day during the period from January 1, 2008 through July 15, 2008 was a record date for distributions.

Segments

The Company’s segments are based on the Company’s method of internal reporting which classifies its operations by investment type: real estate and real estate-related. For financial data by segment, see Note 11, “Segment Information.”

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate and real estate-related investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Recently Issued Accounting Standards Updates

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). ASU No. 2010-06 requires additional disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements, including a description of the reasons for the transfers. Further, this ASU requires additional disclosures about purchases, sales, issuances and settlements relating to the activity in Level 3 fair value measurements. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements relating to the activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“ASU No. 2010-20”). ASU No. 2010-20 requires the Company to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. This ASU also requires the Company to disclose additional information related to credit quality indicators, past due information, information related to loans modified in a troubled debt restructuring and significant purchases and sales of financing receivables disaggregated by portfolio segment. ASU No. 2010-20 was initially effective for interim and annual periods ending on or after December 15, 2010. As this ASU amends only the disclosure requirements for loans and the allowance for credit losses, the adoption of ASU No. 2010-20 is not expected to have a significant impact on the Company’s financial statements. In January 2011, the FASB issued ASU No. 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20 (“ASU No. 2011-01”). ASU No. 2011-01 announced that it was deferring the effective date of new disclosure requirements for troubled debt restructurings prescribed by ASU No. 2010-20. The effective date for those disclosures will be concurrent with the effective date for proposed ASU No. 2010-20. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The adoption of ASU No. 2010-20 may require additional disclosures, but the Company does not expect the adoption to have a material impact to its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-29”). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Company adopted ASU No. 2010-29 for the year ended December 31, 2010 and the adoption of this ASU did not have a material impact to the Company’s consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

3.	RECENT ACQUISITIONS OF REAL ESTATE

During the year ended December 31, 2010, the Company acquired the following properties (in thousands):

						Intangibles
Property Name	City	State	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities	Total Purchase Price
Pierre Laclede Center	Clayton	MO	02/04/2010	$15,200	$46,246	$15,261	$112	$(2,645)	$74,174
One Main Place	Portland	OR	02/05/2010	7,200	38,009	9,634	531	(932)	54,442
Plano Business Park	Plano	TX	03/15/2010	3,050	10,299	3,349	548	(637)	16,609
Hartman II	Austell	GA	04/07/2010	2,900	6,243	1,224	433	—	10,800
Crescent VIII	Greenwood Village	CO	05/26/2010	2,300	7,600	1,952	648	—	12,500
Horizon Tech Center	San Diego	CA	06/17/2010	7,900	25,096	4,141	3,363	—	40,500
Dallas Cowboys Distribution Center (1)	Irving	TX	07/08/2010	—	15,775	2,738	487	—	19,000
300 N. LaSalle Building	Chicago	IL	07/29/2010	41,200	502,476	71,864	31,197	(2,097)	644,640
Torrey Reserve West (2)	San Diego	CA	09/09/2010	5,300	15,762	3,675	2,397	(25)	27,109
Union Bank Plaza	Los Angeles	CA	09/15/2010	24,000	160,901	29,331	896	(7,133)	207,995
Emerald View at Vista Center	West Palm Beach	FL	12/09/2010	5,300	22,972	5,483	2,219	—	35,974
Granite Tower	Denver	CO	12/16/2010	8,850	125,167	16,271	1,942	(3,265)	148,965
National City Tower	Louisville	KY	12/17/2010	6,700	76,681	32,183	3,845	(5,844)	113,565

				$129,900	$1,053,227	$197,106	$48,618	$(22,578)	$1,406,273

(1) The Company acquired the rights to a ground lease with respect to this property. The ground lease expires in February 2050.

(2) In connection with the acquisition of Torrey Reserve West, the Company assumed an existing mortgage loan from an unaffiliated lender with an outstanding principal balance of $17.0 million.

The intangible assets and liabilities acquired in connection with these acquisitions have weighted-average amortization periods as of the date of acquisition as follows (in years):

	Tenant
	Origination and	Above-Market	Below-Market
	Absorption Costs	Lease Assets	Lease Liabilities
Pierre Laclede Center	5.0	3.3	5.7
One Main Place	3.4	5.5	3.4
Plano Business Park	5.2	5.5	6.0
Hartman II	5.2	5.2	—
Crescent VIII	3.7	3.9	—
Horizon Tech Center	3.9	4.0	—
Dallas Cowboys Distribution Center	9.7	9.7	—
300 N. LaSalle Building	16.0	16.7	16.4
Torrey Reserve West	4.0	4.0	3.7
Union Bank Plaza	9.6	10.8	6.6
Emerald View at Vista Center	5.2	6.3	—
Granite Tower	6.3	5.8	7.2
National City Tower	7.1	6.4	9.3

For the year ended December 31, 2010, the Company recognized $65.2 million of total revenues and $28.9 million of operating income from these properties.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

4.	REAL ESTATE

As of December 31, 2010, the Company’s real estate portfolio was composed of 14 office properties, one office/flex property, two industrial properties and a leasehold interest in one industrial property, encompassing in the aggregate approximately 7.5 million rentable square feet, and the portfolio was 96% occupied. The following table provides summary information regarding the properties owned by the Company as of December 31, 2010 (in thousands):

Property	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total Real Estate
As of December 31, 2010:
Office	$184,557	$1,478,777	$244,967	$1,908,301
Industrial (1)	5,950	32,328	7,297	45,575

Cost	$190,507	$1,511,105	$252,264	$1,953,876
Accumulated depreciation/amortization	—	(47,307)	(33,166)	(80,473)

Net Amount	$190,507	$1,463,798	$219,098	$1,873,403

As of December 31, 2009:
Office	$60,607	$447,953	$66,867	$575,427
Industrial	—	—	—	—

Cost	$60,607	$447,953	$66,867	$575,427
Accumulated depreciation/amortization	—	(18,190)	(15,869)	(34,059)

Net Amount	$60,607	$429,763	$50,998	$541,368

(1) Includes an investment in the rights to a ground lease. The ground lease expires in February 2050.

As of December 31, 2010, the following property represented more than 10% of the Company’s total assets:

Average
		Rentable	Total	Percentage	Annualized	Annualized
		Square	Real Estate, Net	of Total	Base Rent	Base Rent
Property	Location	Feet	(in thousands)	Assets	(in thousands) (1)	per sq. ft.	Occupancy
300 N. LaSalle Building	Chicago, IL	1,302,901	$ 607,044	25.5%	$ 43,838	$ 34.16	98.5%

(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2010, adjusted to straight-line any contractual rent increases or decreases from the lease’s inception through the balance of the lease term.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Operating Leases

The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2010, the leases have remaining terms of up to 18.2 years with a weighted-average remaining term of 6.9 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires security deposits from tenants in the form of a cash deposit and/or a letter of credit. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $2.7 million and $0.8 million as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, the future minimum rental income from the Company’s properties under non-cancelable operating leases is as follows (in thousands):

2011	$167,290
2012	165,631
2013	154,018
2014	142,663
2015	123,296
Thereafter	739,056

$1,491,954

As of December 31, 2010, the Company’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

		Annualized	Percentage of
	Number of	Base Rent (1)	Annualized
Industry	Tenants	(in thousands)	Base Rent
Legal Services	52	$47,511	26%
Finance	52	38,060	20%
Other Professional Services	50	19,373	10%

		$104,944	56%

(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2010, adjusted to straight-line any contractual rent increases or decreases from the lease’s inception through the balance of the lease term.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time. As of December 31, 2010, the Company has a bad debt reserve of approximately $34,000, which represents less than 1% of annualized base rent. As of December 31, 2010, the Company has one tenant with a rent balance outstanding over 90 days.

As of December 31, 2010, the Company had a concentration of credit risk related to the following tenant lease that represents more than 10% of the Company’s annualized base rent:

			Net Rentable Sq. Ft.		Annualized Base Rent Statistics
Tenant	Property	Tenant Industry	Square Feet	% of Portfolio	Annualized Base Rent (1) (in thousands)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Square Feet	Lease Expiration (2)
Kirkland & Ellis	300 N. LaSalle Building	Legal Services	687,857	9.5%	$25,351	13.6%	$36.86	02/28/2029

(1) Annualized base rent represents annualized contractual base rental income, adjusted to straight-line any contractual rent increases or decreases from the lease’s inception through the balance of the lease term.

(2) Represents the expiration date of the lease at December 31, 2010 and does not take into account any tenant renewal options.

5.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of December 31, 2010 and 2009, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) are as follows (in thousands):

	Tenant Origination and		Above-Market		Below-Market
	Absorption Costs		Lease Assets		Lease Liabilities
	2010	2009	2010	2009	2010	2009
Cost	$252,264	$66,867	$51,024	$2,499	$44,100	$26,888
Accumulated Amortization	(33,166)	(15,869)	(2,568)	(196)	(8,613)	(7,224)

Net Amount	$219,098	$50,998	$48,456	$2,303	$35,487	$19,664

Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	Tenant Origination and			Above-Market			Below-Market
	Absorption Costs			Lease Assets			Lease Liabilities
	For the Year Ended			For the Year Ended			For the Year Ended
	December 31,			December 31,			December 31,
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Amortization	$(29,005)	$(13,141)	$(3,484)	$(2,466)	$(170)	$(26)	$6,756	$5,853	$1,692

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2010 will be amortized for the years ending December 31 as follows:

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2011	$(42,008)	$(5,927)	$7,309
2012	(34,710)	(5,773)	6,206
2013	(26,352)	(5,403)	5,560
2014	(22,074)	(4,463)	5,025
2015	(17,094)	(3,489)	3,688
Thereafter	(76,860)	(23,401)	7,699

	$(219,098)	$(48,456)	$35,487

Weighted-Average Remaining Amortization Period	9.2 years	12.3 years	6.7 years

6.	REAL ESTATE LOANS RECEIVABLE

As of December 31, 2010 and 2009, the Company, through wholly owned subsidiaries, had invested in real estate loans receivable as follows (dollars in thousands):

Loan Name Location of Related Property or Collateral	Date Acquired/ Originated	Property Type	Loan Type	Outstanding Principal Balance as of December 31, 2010 (1)	Book Value as of December 31, 2010 (2)	Book Value as of December 31, 2009 (2)	Contractual Interest Rate (3)	Annualized Effective Interest Rate (3)	Maturity Date (4)
Northern Trust Building A-Note San Diego, California	12/31/2008	Office	A-Note	$94,500	$63,244	$60,535	5.6%	13.0%	10/01/2017
One Liberty Plaza Notes (5) New York, New York	02/11/2009	Office	Mortgage	115,000	73,914	70,266	6.1%	15.0%	08/06/2017
Tuscan Inn First Mortgage Origination San Francisco, California	01/21/2010	Hotel	Mortgage	20,200	20,027	—	8.3%	8.6%	01/21/2015
Chase Tower First Mortgage Origination (6) Austin, Texas	01/25/2010	Office	Mortgage	59,200	59,218	—	8.4%	8.5%	02/01/2015
Pappas Commerce First Mortgage Origination (7) Boston, Massachusetts	04/05/2010	Industrial	Mortgage	31,900	31,900	—	9.5%	9.6%	07/01/2014
One Kendall Square First Mortgage Origination (8)(9) Cambridge, Massachusetts	11/22/2010	Mixed-use Facility	Mortgage	87,500	88,456	—	(8)	7.2%	12/01/2013

				$408,300	$336,759	$130,801

(1) Outstanding principal balance as of December 31, 2010 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns.

(2) Book value of real estate loans receivable represents outstanding principal balance adjusted for unamortized acquisition discounts, origination fees, and direct origination and acquisition costs.

(3) Contractual interest rates are the stated interest rates on the face of the loans. Annualized effective interest rates are calculated as the actual interest income recognized in 2010, using the interest method, divided by the average amortized cost basis of the investment. The annualized effective interest rates and contractual interest rates presented are for the year ended December 31, 2010.

(4) Maturity dates are as of December 31, 2010.

(5) Monthly installments on the One Liberty Plaza Notes are interest-only until August 2011. For the final six years on the notes, principal on the loan amortizes on a 30-year amortization schedule, with the remaining principal balance due at maturity.

(6) Monthly installments on the Chase Tower First Mortgage are interest-only for the first three years, followed by principal and interest payments with principal calculated using an amortization of 30 years for the balance of the term, with the remaining principal balance due at maturity.

(7) As of December 31, 2010, $31.9 million had been disbursed under the Pappas Commerce First Mortgage and an additional $18.0 million remains available for future funding, subject to certain conditions set forth in the loan agreement.

(8) Monthly installments on One Kendall Square First Mortgage are interest-only during the initial term of the loan. The One Kendall Square First Mortgage bears interest at a floating rate of 550 basis points over one-month LIBOR, but at no point shall the interest rate be less than 7.5%.

(9) On November 22, 2010, the Company originated the One Kendall Square First Mortgage in the amount of $175.0 million. On November 30, 2010, the Company sold a pari-passu participation interest with respect to 50% of the outstanding principal balance at par to an unaffiliated buyer. The outstanding principal and book value reflect the Company’s pari-passu participation interest in the One Kendall Square First Mortgage.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

The following summarizes the activity related to the real estate loans receivable for the year ended December 31, 2010:

Real estate loans receivable - December 31, 2009	$130,801
Face value of real estate loans receivable originated	286,300
Accretion of discounts on purchased real estate loans receivable	6,470
Closing costs, net of origination fees, on origination of real estate loans receivable	804
Amortization of closing costs and origination fees on purchased and originated real estate loans receivable	(116)
Sale of 50% participation interest in One Kendall	(87,500)

Real estate loans receivable - December 31, 2010	$336,759

For the years ended December 31, 2010, 2009 and 2008, interest income from real estate loans receivable consists of the following (in thousands):

	For the Year Ended
	December 31,
	2010	2009	2008
Contractual interest income	$21,901	$11,702	$15
Accretion of purchase discounts	6,470	5,275	6
Amortization of closing costs on purchases and origination fees	(116)	(92)	—

Interest income from real estate loans receivable	$28,255	$16,885	$21

As of December 31, 2010 and 2009, interest receivable from real estate loans receivable was $2.4 million and $1.0 million, respectively, and was included in rents and other receivables.

The following is a schedule of maturities for all real estate loans receivable outstanding as of December 31, 2010 (in thousands):

	Current Maturity		Fully Extended Maturity(1)
	Face Value		Face Value
	(Funded)	Book Value	(Funded)	Book Value
2011	$—	$—	$—	$—
2012	—	—	—	—
2013	87,500	88,456	—	—
2014	31,900	31,900	31,900	31,900
2015	79,400	79,245	166,900	167,701
Thereafter	209,500	137,158	209,500	137,158

	$408,300	$336,759	$408,300	$336,759

(1) The schedule of current maturities above represents the contractual maturity dates and outstanding balances as of December 31, 2010. Certain of the real estate loans receivable have extension options available to the borrowers, subject to certain conditions, that have been reflected in the schedule of fully extended maturities.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

7.	NOTES PAYABLE

As of December 31, 2010 and 2009, the Company’s notes payable consisted of the following (dollars in thousands):

	Principal as of December 31, 2010	Principal as of December 31, 2009	Contractual Interest Rate as of December 31, 2010 (1)	Interest Rate at December 31, 2010 (1)	Payment Type	Maturity Date (2)
Portfolio Mortgage Loan (3)	$—	$27,810	(3)	(3)	Interest Only	(3)

100 & 200 Campus Drive Mortgage Loan (4)	55,000	5,000	One-month LIBOR + 3.25%(5)	5.1%	Interest Only	02/26/2014

300-600 Campus Drive Mortgage Loan	93,850	93,850	5.90%	5.9%	Interest Only	04/10/2014

Portfolio Revolving Loan Facility (6) (7)	65,000	—	One-month LIBOR + 3.00%(7)	5.0%	Interest Only	04/30/2014

Willow Oaks Revolving Loan (8)	13,000	—	(8)	4.3%	Interest Only	08/01/2013

300 N. LaSalle Building Mortgage Loan	350,000	—	4.25%	4.3%	Interest Only	08/01/2015

Torrey Reserve West Mortgage Loan	16,885	—	7.54%	7.5%	Principal + Interest	03/10/2011

Union Bank Plaza Mortgage Loan (9)	105,000	—	One-month LIBOR + 1.75%	3.4%	Interest Only	09/15/2015

Portfolio Bridge Loan (10)	40,622	—	One-month LIBOR + 2.25%	2.5%	Interest Only	09/30/2011

Emerald View at Vista Center Mortgage Loan (11)	19,800	—	One-month LIBOR + 2.25%	4.6%	Interest Only	01/01/2016

National City Tower Mortgage Loan (12)	69,000	—	One-month LIBOR + 2.15%	4.1%	Interest Only	12/16/2015

	$828,157	$126,660

(1) Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2010. Interest rate is calculated as the actual interest rate in effect at December 31, 2010 (consisting of the contractual interest rate and the effect of interest rate swaps and contractual floor rates), using interest rate indices at December 31, 2010, where applicable.

(2) Represents the initial maturity date or the maturity date as extended as of December 31, 2010; subject to certain conditions, the maturity dates of certain loans may be extended beyond the date shown.

(3) Represented a portfolio consisting of two separate loans. The individual deeds of trust and mortgages on the respective properties securing the loans were cross-defaulted and cross-collateralized. During the year ended December 31, 2010, the Company paid off this loan with proceeds from a revolving loan facility. See footnote (6) below.

(4) On February 26, 2010, the Company paid in full the outstanding principal and accrued interest on a mortgage loan secured by the 100 & 200 Campus Drive Buildings that was to mature on March 9, 2010, and obtained a new $64.6 million four-year mortgage loan. As of December 31, 2010, $55.0 million had been disbursed to the Company and $9.6 million remains available for future disbursements, subject to certain conditions set forth in the loan agreement.

(5) The Company entered into two interest rate swap agreements on the initial $20.0 million funded, which effectively fix the interest rate on that amount at approximately 5.55% through the initial term of the loan. The Company also entered into two interest rate swap agreements on the additional $35.0 million funded, which effectively fix the interest rate on that amount at approximately 4.78% through the initial term of the loan.

(6) On April 30, 2010, the Company entered into a four-year revolving loan facility for an amount up to $100.0 million. As of December 31, 2010, $65.0 million had been disbursed to the Company and $35.0 million remains available for future disbursements, subject to certain conditions set forth in the loan agreement.

(7) The interest rate under this loan is calculated at a variable rate of 300 basis points over one-month LIBOR, but at no point shall the interest rate be less than 4.25%; however, there shall be no minimum floor rate for any portion of the loan that is subject to a swap contract with a minimum initial term of two years or any shorter term expiring on the maturity date. The Company entered into an interest rate swap agreement that effectively fixes the interest rate on the initial $55.0 million drawn under the loan at approximately 5.17% for the first three years of the loan and fixes the interest rate on $45.0 million of this amount at approximately 5.17% for the last year of the initial loan term.

(8) On July 26, 2010, the Company entered into a $65.0 million revolving loan. As of December 31, 2010, $13.0 million had been disbursed to the Company and $52.0 million remains available for future disbursements, subject to certain conditions set forth in the loan agreement. The interest rate under this loan is calculated at a variable rate of 300 basis points over one-month, three-month or six-month LIBOR, but at no point may the interest rate be less than 4.5% for portions of the loan that are not subject to a swap contract. The Company entered into two interest rate swap agreements with the lenders that effectively fix the interest rate on $13.0 million drawn under the loan at approximately 4.33% during the initial loan term.

(9) On September 15, 2010, in connection with the acquisition of the Union Bank Plaza, the Company entered into a five-year mortgage loan for borrowings of up to $119.3 million secured by the Union Bank Plaza. As of December 31, 2010, $105.0 million had been disbursed to the Company with the remaining loan balance of $14.3 million available for future disbursements, subject to certain conditions set forth in the loan agreement. The Company has entered into an interest rate swap agreement with the lender on the initial $105.0 million funded, which effectively fixed the interest rate at 3.445% through the initial term of the loan.

(10) On September 30, 2010, the Company, entered into a 12-month bridge loan agreement for an amount of $50.0 million. As of December 31, 2010, $40.6 million had been disbursed to the Company with the remaining loan balance of $9.4 million available for future disbursements, subject to certain conditions set forth in the loan agreement. Subsequent to December 31, 2010, this loan was repaid in full. See Note 15, “Subsequent Events – Investments and Financings Subsequent to December 31, 2010 – Portfolio Loan.”

(11) The Company entered into an interest rate swap agreement with the lender on the $19.8 million funded, which effectively fixed the interest rate at 4.635% through the initial term of the loan.

(12) The Company entered into an interest rate swap agreement with the lender on the $69.0 million funded, which effectively fixed the interest rate at 4.085% through June 16, 2015. Subsequent to December 31, 2010, this loan was consolidated into a new portfolio loan. See Note 15, “Subsequent Events – Investments and Financings Subsequent to December 31, 2010 – Portfolio Loan.”

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

During the years ended December 31, 2010, 2009 and 2008, the Company incurred $19.4 million, $10.2 million and $4.3 million of interest expense, respectively. Of these amounts, $2.9 million and $0.4 million were payable at December 31, 2010 and 2009, respectively. Included in interest expense for the years ended December 31, 2010, 2009 and 2008 were $1.2 million, $1.0 million and $0.5 million, respectively, of amortization of deferred financing costs. Interest expense for the year ended December 31, 2010 also included $1.6 million incurred as a result of the Company’s interest rate swap agreements.

The following is a schedule of maturities for all notes payable outstanding as of December 31, 2010 (in thousands):

	Current Maturity	Fully Extended Maturity(1)
2011	$57,507	$57,507
2012	—	—
2013	13,000	—
2014	213,850	93,850
2015	524,000	483,000
Thereafter	19,800	193,800

	$828,157	$828,157

(1) Represents the maturities of all notes payable outstanding as of December 31, 2010 assuming the Company exercises all extension options available per the terms of the loan agreements. The Company can give no assurance that it will be able to satisfy the conditions to extend the terms of the loan agreements.

Certain of our notes payable contain financial and non-financial debt covenants. As of December 31, 2010, the Company was in compliance with all debt covenants.

8.	DERIVATIVE INSTRUMENTS

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into the derivatives for speculative purposes.

The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate notes payable. The value of interest rate swaps is primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of the fixed rate payer position and decrease the value of the variable rate payer position. As the remaining life of the interest rate swap decreases, the value of both positions will generally move towards zero. All of the Company’s interest rate swaps are designated as cash flow hedges.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

The following table summarizes the notional and fair value of the Company’s interest rate swaps designated as cash flow hedges as of December 31, 2010. The notional value is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

						Fair Value of Asset (Liability)
Derivative Instruments	Effective Date	Maturity Date	Notional Value		Reference Rate	December 31, 2010	Balance Sheet Location
Interest Rate Swap	02/26/2010	02/26/2014	$10,000		One-month LIBOR/ Fixed at 2.30%	$(322)	Other liabilities
Interest Rate Swap	02/26/2010	02/26/2014	10,000		One-month LIBOR/ Fixed at 2.30%	(322)	Other liabilities
Interest Rate Swap	04/30/2010	04/30/2014	55,000	(1)	One-month LIBOR/ Fixed at 2.17%	(1,520)	Other liabilities
Interest Rate Swap	07/26/2010	08/01/2013	6,500		One-month LIBOR/ Fixed at 1.33%	(57)	Other liabilities
Interest Rate Swap	07/26/2010	08/01/2013	6,500		One-month LIBOR/ Fixed at 1.33%	(56)	Other liabilities
Interest Rate Swap	09/15/2010	09/15/2015	105,000		One-month LIBOR/ Fixed at 1.70%	1,092	Deferred financing costs, prepaid expenses and other assets
Interest Rate Swap	12/15/2010	02/26/2014	17,500		One-month LIBOR/ Fixed at 1.53%	(149)	Other liabilities
Interest Rate Swap	12/15/2010	02/26/2014	17,500		One-month LIBOR/ Fixed at 1.53%	(149)	Other liabilities
Interest Rate Swap	12/16/2010	01/01/2016	19,800		One-month LIBOR/ Fixed at 2.39%	(329)	Other liabilities
Interest Rate Swap	12/20/2010	06/16/2015	69,000		One-month LIBOR/ Fixed at 1.94%	(318)	Other liabilities

Total derivatives designated as hedging instruments			$316,800			$(2,130)

(1) In connection with entering into the Portfolio Revolving Loan Facility, the Company entered into an interest rate swap agreement with Wells Fargo Bank, N.A. which effectively fixes the interest rate on the initial $55.0 million drawn under the loan at approximately 5.17% for the first three years of the loan and fixes the interest rate on $45.0 million of this amount at approximately 5.17% for the last year of the initial loan term.

The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) in the accompanying consolidated statements of equity. The Company recorded unrealized losses of $2.1 million on derivative instruments designated as cash flow hedges in accumulated other comprehensive loss for the year ended December 31, 2010. Amounts in other comprehensive income will be reclassified into earnings in the periods in which earnings are affected by the hedged cash flow. As a result of utilizing derivative instruments designated as cash flow hedges to hedge our variable rate notes payable, the Company recognized an additional $1.6 million of interest expense related to the effective portion of cash flow hedges during the year ended December 31, 2010. The change in fair value of the ineffective portion is recognized directly in earnings. During year ended December 31, 2010, there was no ineffective portion related to the change in fair value of the cash flow hedges. During the next 12 months, the Company expects to recognize additional interest expense related to derivative instruments designated as cash flow hedges. The present value of this additional interest expense totaled $4.9 million as of December 31, 2010 and was included in accumulated other comprehensive loss.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

9.	FAIR VALUE OF FINANCIAL DISCLOSURES

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. See Note 2, “Summary of Significant Accounting Policies.” The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

Cash and cash equivalents, restricted cash, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.

Real estate loans receivable: These instruments are presented in the accompanying consolidated balance sheets at their amortized cost net of recorded loan loss reserves and not at fair value. The fair values of real estate loans receivable were estimated using an internal valuation model that considered the expected cash flows for the loans, underlying collateral values (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements.

Derivative instruments: These instruments are presented at fair value on the accompanying consolidated balance sheets. The valuation of these instruments is determined by a third-party expert using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

Notes payable: The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Contingent consideration: The fair value of the Company’s contingent consideration is estimated using a probability-weighted discounted cash flow analysis. The discounted cash flow analysis is based on management’s estimates of current market interest rates for instruments with similar characteristics and expected cash flows under this arrangement.

The following are the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2010 and 2009, for which carrying amounts do not approximate fair value (in thousands):

	December 31, 2010			December 31, 2009
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:
Real estate loans receivable	$408,300	$336,759	$413,423	$209,500	$130,801	$174,387
Financial liabilities:
Notes payable	828,157	828,157	829,914	126,660	126,660	125,285

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company at December 31, 2010 and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

At December 31, 2010, the Company held the following assets and liabilities measured at fair value (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Nonrecurring Basis:
Investments in real estate (1)	$1,406,273	$—	$—	$1,406,273

Total Assets	$1,406,273	$—	$—	$1,406,273

Mortgage debt assumed on real estate acquisition	$16,985	$—	$—	$16,985

Total Liabilities	$16,985	$—	$—	$16,985

Recurring Basis:
Contingent consideration	$3,063	$—	$—	$3,063
Asset derivatives	1,092	—	1,092	—

Total Assets	$4,155	$—	$1,092	$3,063

Liability derivatives	$(3,222)	$—	$(3,222)	$—

Total Liabilities	$(3,222)	$—	$(3,222)	$—

(1) Amount reflects acquisition date fair value of real estate acquired in 2010.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

10.	RELATED PARTY TRANSACTIONS

The Company has entered into an Advisory Agreement with the Advisor and a Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and/or the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering, the investment of funds in real estate and real estate-related investments and the management of those investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company (as discussed in Note 2, “Summary of Significant Accounting Policies”) and certain costs incurred by the Advisor in providing services to the Company. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust I, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc. During the years ended December 31, 2010 and 2009, no transactions occurred between the Company and these entities.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2010, 2009 and 2008, respectively, and any related amounts payable as of December 31, 2010 and 2009 (in thousands):

	Incurred			Payable as of
	2010	2009	2008	2010	2009
Expensed
Asset management fees (1)	$10,005	$4,482	$857	$—	$—
Reimbursement of operating expenses (2)	35	44	182	9	—
Acquisition fees	10,692	846	—	—	—

Additional Paid-in Capital
Selling commissions	49,277	34,108	18,152	—	—
Dealer manager fees	25,069	20,805	10,932	—	—
Reimbursable other offering costs	4,302	2,845	5,362	364	206

Capitalized
Acquisition and origination fees	2,865	697	3,832	—	—

	$102,245	$63,827	$39,317	$373	$206

(1) See Note 2, “Summary of Significant Accounting Policies — Related Party Transactions — Asset Management Fee.”

(2) The Advisor may seek reimbursement for employee costs under the Advisory Agreement. Commencing July 1, 2010, the Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These were the only employee costs reimbursed under the Advisory Agreement as of December 31, 2010. The Company will not reimburse for employee costs in connection with services for which KBS Capital Advisors earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

11.	SEGMENT INFORMATION

The Company presently operates in two business segments based on its investment types: real estate and real estate-related. Under the real estate segment, the Company has invested in office, office/flex and industrial properties. Under the real estate-related segment, the Company has invested in mortgage loans, an A-Note and CMBS. All revenues earned from the Company’s two operating segments were from external customers and there were no intersegment sales or transfers. The Company does not allocate corporate-level accounts to its operating segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income, non-operating interest expense and other corporate-level expenses. The accounting policies of the segments are consistent with those described in Note 2, “Summary of Significant Accounting Policies.”

The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non-GAAP supplemental financial measure. The Company defines NOI for its real estate segment as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees and provision for bad debt) less interest expense. The Company defines NOI for its real estate-related segment as interest income less loan servicing costs and asset management fees. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate and real estate-related investments and to make decisions about resource allocations. The Company believes that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from the Company’s definition.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

The following tables summarize total revenues and NOI for each reportable segment for the years ended December 31, 2010, 2009 and 2008 and total assets and total liabilities for each reportable segment as of December 31, 2010 and 2009 (in thousands):

	Years Ended December 31,
	2010	2009	2008
Revenues:
Real estate segment	$131,878	$58,374	$14,066
Real estate-related segment	28,255	17,013	21

Total segment revenues	$160,133	$75,387	$14,087

Interest Expense:
Real estate segment	$18,241	$9,596	$4,329
Real estate-related segment	—	—	—

Total segment interest expense	18,241	9,596	4,329
Corporate-level	1,148	568	16

Total interest expense	$19,389	$10,164	$4,345

NOI:
Real estate segment	$63,751	$28,434	$4,611
Real estate-related segment	26,444	16,095	18

Total NOI	$90,195	$44,529	$4,629

	December 31,
	2010	2009
Assets: (1)
Real estate segment	$1,981,974	$552,076
Real estate-related segment	339,146	131,776

Total segment assets	2,321,120	683,852
Corporate-level (2)	58,534	270,016

Total assets	$2,379,654	$953,868

Liabilities:
Real estate segment	$901,270	$151,923
Real estate-related segment	61	—

Total segment liabilities	901,331	151,923
Corporate-level (3)	10,688	6,123

Total liabilities	$912,019	$158,046

(1) The Company had $13.1 million and $1.9 million in additions to long-lived assets in the real estate segment during the years ended December 31, 2010 and 2009, respectively. There are no long-lived assets in the real estate-related segment.

(2) Total corporate-level assets consisted primarily of proceeds from the Offering being held in the form of cash and cash equivalents of approximately $58.5 million and $270.0 million as of December 31, 2010 and 2009, respectively.

(3) As of December 31, 2010 and 2009, corporate-level liabilities consisted primarily of distributions payable.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

The following table reconciles the Company’s net income (loss) to its NOI for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	Years Ended December 31,
	2010	2009	2008
Net income (loss)	$5,508	$12,419	$(2,582)
Other interest income	(273)	(646)	(589)
Gain on sale of real estate securities	—	(119)	—
Real estate acquisition fees to affiliates	10,692	846	—
Real estate acquisition fees and expenses	7,487	678	—
General and administrative expenses	3,947	2,678	810
Depreciation and amortization	61,686	28,105	6,974
Corporate-level interest expense	1,148	568	16

NOI	$90,195	$44,529	$4,629

12.	PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2010 and 2009. The Company acquired 12 properties and a leasehold interest in one industrial property during the year ended December 31, 2010, all of which were accounted for as business combinations. The following unaudited pro forma information for the years ended December 31, 2010 and 2009 has been prepared to give effect to the acquisitions of (i) 300 N. LaSalle Building, (ii) Union Bank Plaza, (iii) Granite Tower and (iv) National City Tower, as if the acquisitions occurred on January 1, 2009. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on these dates, nor do they purport to predict the results of operations for future periods (in thousands, except share and per share amounts).

	For the Year Ended December 31,
	2010	2009
Revenues	$241,548	$164,855

Depreciation and amortization	$89,495	$64,285

Net income (loss)	$23,364	$(11,338)

Net income (loss) per common share, basic and diluted	$0.13	$(0.09)

Weighted-average number of common shares outstanding, basic and diluted	173,609,478	129,686,958

The pro forma information for the year ended December 31, 2010 was adjusted to exclude $14.6 million of acquisition costs related to the above properties incurred in 2010. These costs were recognized in the pro forma information for the year ended December 31, 2009.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

13.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2010 and 2009 (in thousands, except per share amounts):

	2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$27,336	$31,470	$43,266	$58,061
Net income (loss)	$3,828	$5,410	$(7,642)	$3,912
Net income (loss) per common share, basic and diluted	$0.04	$0.05	$(0.06)	$0.03
Distributions declared per common share (1)	$0.160	$0.162	$0.164	$0.164

	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$16,408	$17,436	$19,518	$22,025
Net income	$1,205	$3,863	$2,408	$4,943
Net income per common share, basic and diluted	$0.03	$0.07	$0.03	$0.06
Distributions declared per common share (1)	$0.160	$0.162	$0.164	$0.164

(1) Distributions declared per common share assumes each share was issued and outstanding each day during the respective quarterly period from January 1, 2009 through December 31, 2010. Each day during the period from January 1, 2009 through December 31, 2010 was a record date for distributions. Distributions were calculated at a rate of $0.00178082 per share per day from January 1, 2009 through December 31, 2010.

14.	COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase, and disposition of real estate and real estate-related investments; management of the daily operations of the Company’s real estate and real estate-related investment portfolio; and other general and administrative responsibilities. In the event the Advisor is unable to provide the respective services, the Company will be required to obtain such services from other sources.

Geographic Concentration

The 300 N. LaSalle Building represents approximately 26% of the Company’s total assets. As a result of this investment, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Chicago real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Compliance with existing environmental laws is not expected to have a material adverse effect on the Company’s financial condition and results of operations as of December 31, 2010.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

15.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Status of Offering

The Company commenced the Offering on April 22, 2008. The Company ceased offering shares of common stock in its primary offering on December 31, 2010 and is completing subscription processing procedures, as set forth in the Company’s prospectus. As of March 9, 2011, the Company had sold 190,824,532 shares of common stock in the Offering for gross offering proceeds of $1.9 billion, including 8,140,021 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $77.3 million. The Company may continue to sell shares under the dividend reinvestment plan until it has sold all the shares under the plan.

Distributions Paid

On January 14, 2011, the Company paid distributions of $9.2 million, which related to distributions declared for each day in the period from December 1, 2010 through December 31, 2010. On February 15, 2011, the Company paid distributions of $10.2 million, which related to distributions declared for each day in the period from January 1, 2011 through January 31, 2011.

Distributions Declared

On January 21, 2011, the Company’s board of directors declared distributions based on daily record dates for the period from February 1, 2011 through February 28, 2011, which the Company expects to pay in March 2011, and distributions based on daily record dates for the period from March 1, 2011 through March 31, 2011, which the Company expects to pay in April 2011. On March 4, 2011, the Company’s board of directors declared distributions based on daily record dates for the period from April 1, 2011 through April 30, 2011, which the Company expects to pay in May 2011, and distributions based on daily record dates for the period from May 1, 2011 through May 31, 2011, which the Company expects to pay in June 2011. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Investments and Financings Subsequent to December 31, 2010

Acquisition of Gateway Corporate Center

On January 26, 2011, the Company, through an indirect wholly owned subsidiary, acquired two three-story office buildings totaling 233,836 rentable square feet located on approximately 13.3 total acres of land in Sacramento, California (“Gateway Corporate Center”). The seller is not affiliated with the Company or the Advisor. The total contractual purchase price of Gateway Corporate Center was approximately $47.4 million plus closing costs. The Company initially funded the purchase of Gateway Corporate Center with proceeds from the Offering and subsequently placed financing of $26.3 million on Gateway Corporate Center. See “Portfolio Loan” below.

At acquisition, Gateway Corporate Center was 91% leased to 13 tenants.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Portfolio Loan

On January 28, 2011, the Company, through indirect wholly owned subsidiaries (the “Borrowers”), entered into a five-year portfolio loan with Wells Fargo Bank, N.A. (the “Lender”) dated January 27, 2011 for an amount up to $360.0 million (the “Portfolio Loan”). As of March 11, 2011, $348.3 million had been disbursed to the Borrowers with the remaining loan balance of $11.7 million (the “Holdback”) available for future disbursements, subject to certain conditions set forth in the loan agreement. In addition, in the event of tenant expansions meeting requirements set forth in the loan agreement, the principal amount of the Portfolio Loan may be increased to $372.0 million. The Company incurred approximately $1.5 million in net loan costs in conjunction with the initial funding of the Portfolio Loan. The initial maturity date of the Portfolio Loan is January 27, 2016, with two one-year extension options, subject to the satisfaction of certain conditions by the Borrowers. The Portfolio Loan bears interest at a floating rate of 215 basis points over one-month LIBOR during the initial term of the loan, 240 basis points over one-month LIBOR during the first extension period of the loan and 265 basis points over one-month LIBOR during the second extension period of the loan. Monthly payments are interest only with the entire principal amount due at maturity, assuming no prior prepayment. The Borrowers may, upon no less than three business days’ notice to the Lender, prepay all or a portion of the Portfolio Loan, subject to possible exit fees. Any prepayment made on or after October 27, 2015 will not be subject to a prepayment fee.

In connection with the closing of the Portfolio Loan, the Company consolidated into the Portfolio Loan, a portfolio bridge loan with an outstanding balance of $40.6 million and a mortgage loan secured by National City Tower with an outstanding principal balance of $69.0 million. The $348.3 million outstanding under the Portfolio Loan reflects the consolidated loans. On March 10, 2011, the Company used proceeds from the Portfolio Loan to repay in full a $16.8 million mortgage loan secured by Torrey Reserve West.

The Portfolio Loan is secured by Hartman II Business Center, Plano Business Park, Horizon Tech Center, Dallas Cowboys Distribution Center, Crescent VIII, National City Tower, Granite Tower, Gateway Corporate Center, I-81 Industrial Portfolio, Two Westlake Park, Torrey Reserve West and in the future, the Portfolio Loan may be secured by certain additional real estate properties currently owned by the Company or that may be acquired by the Company, subject to certain terms of the loan agreement.

Acquisition of 601 Tower at Carlson Center

On February 3, 2011, the Company, through an indirect wholly owned subsidiary, acquired a 15-story office building containing 288,458 rentable square feet located on approximately 2.3 acres of land within the Carlson Center office park in Minnetonka, Minnesota (“601 Tower at Carlson Center”). The seller is not affiliated with the Company or the Advisor. The total contractual purchase price of 601 Tower at Carlson Center was approximately $54.4 million plus closing costs. The Company funded the purchase of 601 Tower at Carlson Center with proceeds from the Offering but may later place mortgage debt on the property.

At acquisition, 601 Tower at Carlson Center was 90% leased to 42 tenants.

Acquisition of I-81 Industrial Portfolio

On February 16, 2011, the Company, through an indirect wholly owned subsidiary, acquired a portfolio of four warehouse properties totaling 1,644,480 rentable square feet (the “I-81 Industrial Portfolio”). The four properties encompass 133.4 acres of land and are located in Pennsylvania. The seller is not affiliated with the Company or the Advisor. The total contractual purchase price of the I-81 Industrial Portfolio was approximately $90.0 million plus closing costs. The Company funded the purchase of the I-81 Industrial Portfolio with proceeds from the Portfolio Loan and proceeds from the Offering.

At acquisition, the I-81 Industrial Portfolio was 100% leased to seven tenants.

Acquisition of Two Westlake Park

On February 25, 2011, the Company, through an indirect wholly owned subsidiary, acquired a 17-story office building containing 388,142 rentable square feet located on approximately 5.4 acres of land within the Westlake office park in Houston, Texas (“Two Westlake Park”). The seller is not affiliated with the Company or the Advisor. The total contractual purchase price of Two Westlake Park was approximately $80.5 million plus closing costs. The Company funded the purchase of Two Westlake Park with proceeds from the Portfolio Loan and proceeds from the Offering.

At acquisition, Two Westlake Park was 95% leased to 13 tenants.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Second Amended and Restated Share Redemption Program

On March 4, 2011, the Company’s board of directors approved a second amended and restated share redemption program. The share redemption program has always provided that at the time the Company established an estimated value per share (not based on the price to acquire a share of common stock in the Company’s initial public offering or follow-on public offerings) the redemption price for all stockholders would be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. When the Company commenced its Offering, it expected to establish an estimated value per share no later than three years after the Company completed its offering stage. The Company amended and restated its share redemption program to state its current intention to first establish an estimated value per share upon the completion of its offering stage. The Company will consider its offering stage complete when it is no longer publicly offering equity securities—whether through its initial public offering or follow-on public offerings—and has not done so for up to 18 months. The Company has previously disclosed its intention to establish an estimated value per share at this time.

The second amended and restated share redemption program will be effective 30 days after the Company files its annual report on Form 10-K for the year ended December 31, 2010.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2010

(in thousands)

					Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Description	Location	Ownership Percent		Encumbrances	Land	Building and Improvements (1)	Total		Land	Building and Improvements (1)	Total (2)
Mountain View Corporate Center	Basking Ridge, NJ	100%		$10,223	$3,600	$27,138	$30,738	$265	$3,600	$27,403	$31,003	$3,891	2001	07/30/2008
100 & 200 Campus Drive Buildings	Florham Park, NJ	100%		55,000	10,700	188,509	199,209	5,269	10,700	183,824	194,524	17,073	1988/1989	09/09/2008
300-600 Campus Drive Buildings	Florham Park, NJ	100%		93,850	9,717	185,445	195,162	1,799	9,717	185,325	195,042	18,773	1997/1999	10/10/2008
350 E. Plumeria Building	San Jose, CA	100%		12,010	11,290	24,819	36,109	13	11,290	24,832	36,122	2,293	1984/2008	12/18/2008
Willow Oaks Corporate Center	Fairfax, VA	100%		13,000	25,300	87,802	113,102	1,240	25,300	87,614	112,914	10,168	1986/1989/2003	08/26/2009
Pierre Laclede Center	Clayton, MO	100%		24,664	15,200	61,507	76,707	2,711	15,200	62,568	77,768	5,529	1964/1970	02/04/2010
One Main Place	Portland, OR	100%		18,103	7,200	47,643	54,843	2,439	7,200	49,307	56,507	5,321	1980	02/05/2010
Plano Business Park	Plano, TX	100%		9,131	3,050	13,648	16,698	10	3,050	13,645	16,695	995	2001	03/15/2010
Hartman II	Austell, GA	100%		5,331	2,900	7,467	10,367	—	2,900	7,467	10,367	301	2006	04/07/2010
Crescent VIII	Greenwood Village, CO	100%		6,170	2,300	9,552	11,852	410	2,300	9,962	12,262	706	1996	05/26/2010
Horizon Tech Center	San Diego, CA	100%		19,990	7,900	29,237	37,137	—	7,900	29,237	37,137	1,205	2009	06/17/2010
Dallas Cowboys Distribution Center (3)	Irving, TX	100	%(3)	—	—	18,513	18,513	—	—	18,513	18,513	329	2010	07/08/2010
300 N. LaSalle Building	Chicago, IL	100%		350,000	41,200	574,340	615,540	360	41,200	574,700	615,900	8,856	2009	07/29/2010
Torrey Reserve West	San Diego, CA	100%		16,885	5,300	19,437	24,737	380	5,300	19,817	25,117	552	2000	09/09/2010
Union Bank Plaza	Los Angeles, CA	100%		105,000	24,000	190,232	214,232	205	24,000	190,359	214,359	3,522	1967	09/15/2010
Emerald View at Vista Center	West Palm Beach, FL	100%		19,800	5,300	28,455	33,755	—	5,300	28,455	33,755	98	2007	12/09/2010
Granite Tower	Denver, CO	100%		—	8,850	141,438	150,288	40	8,850	141,478	150,328	386	1983	12/16/2010
National City Tower	Louisville, KY	100%		69,000	6,700	108,864	115,564	—	6,700	108,863	115,563	475	1972	12/17/2010

	TOTAL			$828,157	$190,507	$1,764,046	$1,954,553	$15,141	$190,507	$1,763,369	$1,953,876	$80,473

(1) Building and improvements include tenant origination and absorption costs.

(2) The aggregate cost of real estate for federal income tax purposes was $2.0 billion as of December 31, 2010.

(3) The Company acquired the rights to a ground lease with respect to this property. The ground lease expires in February 2050.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2010

(in thousands)

	2010	2009	2008
Real estate:
Balance at the beginning of the year	$575,427	$460,779	$—
Acquisitions	1,380,233	113,102	461,218
Improvements	13,112	1,929	100
Write-off of fully depreciated and fully amortized assets	(14,896)	(383)	(539)

Balance at the end of the year	$1,953,876	$575,427	$460,779

Accumulated depreciation:
Balance at the beginning of the year	$34,059	$6,436	$—
Depreciation expense	61,310	28,006	6,974
Write-off of fully depreciated and fully amortized assets	(14,896)	(383)	(538)

Balance at the end of the year	$80,473	$34,059	$6,436